

2024

LSI INDUSTRIES
2024 ANNUAL REPORT

Letter to Shareholders



I traditionally begin this letter by thanking our dedicated workforce for their ingenuity, hard work, and exceptional service to our customers – this year is no different. I am especially proud of our employees this year as we welcomed the team from EMI Industries to the LSI family. I have witnessed many interactions with EMI over the past few months and am thrilled by their enthusiasm and collaboration as we move toward LSI's 2028 goals.

Our employees continue to distinguish themselves through their dedication to the little things, working with a sense of urgency to push LSI ahead and for the respect shown to our customers and each other. I see these core values applied across our 16 locations, where our teams are focused on innovation and improving our products and solutions for our customers. These guiding principles and the dedicated people behind them are what keep LSI at the forefront of the industry.

James A. Clark
President and
Chief Executive Officer
LSI Industries

Thank you all for your effort and dedication to ensuring LSI's success.

Fiscal Year 2024

$470 m	FY24 Revenue
$51 m	Adjusted EBITDA
$38 m	Free Cash Flow



Continuation of Our Fast Forward Plan

Fiscal Year 2024 Overview

LSI remains a financially strong company with a healthy balance sheet. We ended 2024 with strong free cash flow and a net-debt leverage ratio of approximately 1.0x, giving us a favorable position to continue investing in our core growth initiatives. Revenues were slightly down, but our adjusted EBITDA increased to 11% as a percentage of sales, demonstrating the company's ability to navigate some temporary top-line headwinds with strong operational discipline throughout the company.

Fiscal year 2024 showed significant advancement towards the goals set out in our Fast Forward plan by further solidifying our position as the single-source solutions provider in the grocery, refueling, convenience store and quick-service restaurant markets. We seek opportunities in these markets to provide our customers with multiple solutions from our large portfolio of lighting products, display fixtures, metal and millwork, graphics creation and installation, digital menu boards, and professional project management services.

In 2024, LSI continued its commitment to innovation by launching more than 20+ new products across the organization. We leverage our U.S. manufacturing footprint to deliver high-value solutions to our customers. Additionally, we have made strategic investments in our supply chain operations to enhance the customer experience by reducing lead times and minimizing costs, ensuring we provide the best possible value proposition.

> We're already seeing the synergies of adding EMI as we head into 2025.

Fast Forward

Journey to 2028

Our Fast Forward plan lays out the roadmap to achieving $800 million in revenues and a doubling of our Adjusted EBITDA to $100 million. The Fast Forward plan provides a clear strategy to reach these objectives, and in FY2024, we made significant progress. We successfully completed large-scale graphics programs in Jamaica, Barbados, and Central America. We opened our new R-290 refrigerant research and development facility for advanced environmentally friendly refrigerated fixture production in January. This highlights our investment in innovation and dedication to remaining at the forefront of the American Innovation & Manufacturing (AIM) Act. Through our acquisition of EMI, we continued the expansion of our customer solutions offerings and created new opportunities for our full suite of products.

LSI remains focused on growth within our vertical markets. We are committed to deepening relationships with existing customers, attracting new ones, and delivering a broader array of products and services that provide meaningful value.

Key Acquisition

As part of our Fast Forward plan, LSI completed the acquisition of EMI Industries in Fiscal year 2024. Based in Florida, EMI is an award-winning manufacturer of metal and millwork, specializing in standard and custom fixtures, displays, and food equipment for the convenience store, grocery, and restaurant industries. With over 40 years of experience and an extensive customer base in many of LSI's key markets, EMI enhances our position in those verticals.

As with any acquisition, we carefully considered the company's culture before moving forward, and I am excited to welcome EMI's dedicated and driven workforce to the LSI family. We are already seeing early benefits from this acquisition, and we look forward to leveraging these new opportunities as we move into FY2025 and beyond.

$800m
Million in Revenue
Expected by 2028

$100m
Adjusted EBITDA
by 2028

$160m
Expected Organic
Growth

Notable Successes

New Opportunities

- Expanded our market presence in North America with successful lighting and display solution projects implemented in the Caribbean, Mexico, Canada, and Latin America, strengthening our international footprint.

- Opened our new R-290 research and development facility in Bangor, Maine, in January 2024. This facility enables LSI to offer environmentally friendly refrigerated solutions, positioning us well ahead of upcoming EPA standards.

- Made strategic investments in our supply chain by enhancing leadership to drive efficiencies, reduce lead times, and deliver greater value to our customers.

Expanded international presence in Caribbean and Central America	**5 countries**
New refrigeration research and production facility	**65,000 ft²**
Investment in supply chain and procurement operations	**2 keys**

Growth Horizons

- Developed and launched the new linear area light in under five months, showcasing our rapid innovation capabilities.

- Launched over 20 new products, maintaining a strong product vitality pipeline consistent with the past five years.

- Expand our vertical portfolio.

Employees added with acquisition of EMI Industries	**300+ employees**
Development time for new area light to meet market demand	**5 months**
New products launched across LSI divisions	**20+ new products**

Nurturing Presence

- Continued the growth of our ADAPT professional services group, which oversaw the delivery and installation of graphics and digital solutions at thousands of sites in 2024.

- Strengthened our ongoing partnership with USA Pickleball as the Official Lighting Partner. As one of the fastest-growing sports in the United States, we are proud to support its continued success.

Number of pickleball players in United States	**9 millon**
Number of projects completed by ADAPT in FY2024	**5,600+ projects**
Amount of ADL Technologies outside customer base	**80+%**

Sustainability Stewardship

Responsible Operations

We have firmly established ourselves as industry leaders in responsible business practices, consistently driving innovation to create more environmentally sustainable products. Our LED light fixtures are highly energy-efficient, significantly reducing the carbon footprint for both our customers and our facilities. Additionally, our new refrigerated display fixtures use R-290 as a refrigerant, which has a global warming potential of just 3, compared to over 4,000 for traditional HFC (hydrogen, fluorine, and carbon) refrigerants. We recognize this as a meaningful investment in the future of our environment.

Ahead to 2025

Building Momentum

Closing 2024, I remain excited and optimistic about the strength and resilience of our underlying business and our employees. In addition, I am confident about our customers' and partners' ability to seize on the opportunities we've helped to create for them. The acquisition of EMI greatly enhances our position in key vertical markets and our innovative mindset positions us to be the top solution provider for our customers.

I am thankful to all of you for your continued confidence in us, our employees, and our customers. Your commitment to success and pursuit of new ideas puts LSI ahead as we start 2025.

LED
Energy efficient, low carbon footprint

R-290
Propane refrigerant in production

3
New global warming impact rating for refrigerant

1
Year closer to our goal



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED JUNE 30, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM __________ TO __________.

Commission File No. 0-13375

LSI INDUSTRIES INC.
(Exact name of Registrant as specified in its charter)

Ohio (State or other jurisdiction of incorporation or organization)	10000 Alliance Road Cincinnati, Ohio 45242 (Address of principal executive offices)	IRS Employer I.D. No. 31-0888951

(513) 793-3200
(Telephone of principal executive offices)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, no par value	LYTS	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of December 31, 2023, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $409,105,044 based upon a closing sale price of $14.08 per share as reported on The NASDAQ Global Select Market.

At August 30, 2024, there were 29,744,319 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to shareholders in connection with the 2024 Annual Meeting of Shareholders to be held on November 5, 2024, are incorporated by reference in Part III, as specified.

LSI INDUSTRIES INC.
2024 FORM 10-K ANNUAL REPORT
<u>TABLE OF CONTENTS</u>

Note About Forward-Looking Statements

This report includes estimates, projections, statements relating to our business plans, objectives, and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report, including the following sections: "Business" (Part I, Item 1 of this Form 10-K), "Risk Factors" (Part I, Item 1A of this Form 10-K), "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Part II, Item 7 of this Form 10-K) and "Quantitative and Qualitative Disclosures about Market Risk" (Part II, Item 7A of this Form 10-K). These forward-looking statements generally are identified by the words "encourage," "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. We describe risks and uncertainties that could cause actual results and events to differ materially in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures about Market Risk." Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events, or otherwise.

Website and Social Media Disclosure

We use our website (www.lsicorp.com) and our corporate Facebook, YouTube, LinkedIn, Vimeo and Instagram accounts as channels of distribution of company information. The information we post through these channels may be deemed material. Accordingly, investors should monitor these channels, in addition to following our press releases, Securities and Exchange Commission, or SEC, filings and public conference calls and webcasts. The contents of our website and social media channels are not, however, a part of this report.

ITEM 1. BUSINESS

Overview

LSI Industries Inc. (LSI) is a leading producer of non-residential lighting and retail display solutions. Non-residential lighting consists of American-made fixtures and services for both indoor and outdoor applications satisfying the specific performance requirements of our customers. Retail display solutions consist of multiple custom products and services which enhance our customer's brand image and improve the customer shopping experience. We offer customers in target vertical markets a package solution set of both lighting and display solutions, providing value for the customer by working with one partner to manage their regional and national location programs, versus multiple suppliers.

Our business is organized as follows: the Lighting Segment, which represented 56% of our fiscal 2024 net sales and the Display Solutions Segment, which represented 44% of our fiscal 2024 net sales. See Note 3 of Notes to Consolidated Financial Statements beginning on page 48 of this Form 10-K for additional information on business segments. Net sales by segment are as follows (in thousands):

	2024	2023
Lighting Segment	**$ 262,413**	$ 272,451
Display Solutions Segment	**207,225**	224,528
Total Net Sales	**$ 469,638**	$ 496,979

Lighting Segment

Our Lighting Segment manufactures, markets, and sells outdoor and indoor lighting fixture and controls solutions in the following vertical markets: refueling and convenience store, parking lot and garage, quick-service restaurant, retail, grocery and pharmacy, automotive dealership, sports court and field, and warehouse. We service these markets through multiple channels: project business sold through electrical distributors and agents and shipped directly to the customer; standard products sold to and stocked by distributors; and direct to end-use customers. Our products are designed and manufactured to provide maximum customer value and meet the high-quality, competitively priced product requirements of the markets we serve. Focusing on key vertical applications allows us to deliver unique product solutions, which in turn provide differentiated value to our customers.

Our lighting fixtures, poles and accessories are produced in a variety of designs, aesthetics, and finishes. Application of our lighting fixtures vary to include surface, pole, and pendant mounted applications.   Functional light distributions from our products varies depending upon application, providing application specific photometric outputs including, but not limited to, interior and exterior downlighting, wall-wash lighting, canopy lighting, floodlighting, emergency exit lighting, industrial lighting, area and parking structure lighting and security lighting. To further energy efficiency gains from our luminaires, we offer a suite of lighting control options, including sensors, photocontrols, dimming, motion detection and circuit controllers in both analog and wireless technologies to further support the application of our luminaires and provide means to additional energy savings   We design and certify to all applicable safety, photometric and performance standards including UL Solutions, Design Lights Consortium, International Dark-Sky Association, Norma Official Mexicana (NOM), and Institute for Printed Circuits (IPC). Utilizing LED light sources, our products are designed for energy efficiency, reliability, performance, ease of installation and service while providing a high degree of overall aesthetic appeal. We focus on providing performance based, energy efficient lighting solutions implemented across all key vertical markets served.

Display Solutions Segment

We acquired EMI Industries, LLC (EMI) in the fourth quarter of fiscal 2024. EMI is a metal and millwork manufacturer of standard and customized fixtures, displays, and food equipment for the convenience store, grocery, and restaurant industries. Due to the similarity and complimentary nature of the products manufactured by EMI with our other current product offerings, we consolidated EMI with our Display Solutions Segment. In addition to the products manufactured by EMI, the Display Solutions Segment also manufactures, sells and installs exterior and interior visual image and display elements, including printed graphics, structural graphics, digital signage, menu board systems, refrigerated displays, and custom display elements. The major products and services offered by our Display Solutions Segment include signage and canopy graphics, pump dispenser graphics, building fascia graphics, decals, interior signage and marketing graphics, aisle markers, wall mural graphics, and refrigerated food and beverage displays, check-out counters, and non-refrigerated merchandising displays. We also provide a variety of project management services to complement our display elements, such as installation management, site surveys, permitting, and content management which are offered to our customers to support our digital signage. Our professional services group manages and executes the implementation of large rollout programs. These programs provide our customers a variety of display solutions and visual image upgrades in the same markets served in the lighting segment, which include the following markets: refueling and convenience store, quick-service restaurant, retail, grocery and pharmacy, and automotive dealerships. It is our belief that our expertise with the products and services we offer in the markets we serve represents a significant competitive advantage. We work with our customers and design firms to establish and implement cost-effective corporate visual image programs to advance our customers' brands and to improve the consumer experience. Increasingly, we have become the primary supplier of exterior and interior visual image and display elements for our customers.

Sales, Customers and Marketing

The products and services we offer are sold primarily throughout the United States, but also in Canada, Mexico, and Latin America (approximately 4% of consolidated net sales are outside the United States). Our lighting product sales originate from two primary revenue streams. The first revenue stream is from project-based business, quoting and receiving orders as a preferred vendor for product sales to multiple end-users, including customer-owned as well as franchised and licensed dealer operations. The second revenue stream is from selling standard products to stocking distributors, who subsequently provide products to electrical contractors and end users for a variety of lighting applications. Our lighting products are primarily sold through manufacturer's sales representatives and to a lesser degree directly through our own sales force. Our display solution elements and related services, which in many instances are program-driven, are sold primarily through our direct sales force. This revenue stream is from more significant program initiatives that often represent multiple sites over a period of time. These customers are usually established and have a long-term relationship with LSI. These products and services are sold directly to the customer or a brand marketer acting as an intermediary.

Sales are developed through a wide variety of contacts such as, but not limited to, national retail marketers, branded product companies, and franchised and dealer operations. In addition, sales are also achieved through recommendations from local architects, engineers, electrical distributors, and contractors. The Company utilizes the latest technology to track sales leads and customer quotes with the goal of turning them into orders from our customers.

As the Company grows both organically and through acquisition, the products, services and technologies the Company offers its customers also grows. These offerings provide significant cross-selling opportunities between the segments that enable the Company to be a single-source provider to existing and new customers.

The Company markets its products and service capabilities to end users in multiple channels through a broad spectrum of marketing and promotional methods, including direct customer contact, trade shows, on-site and virtual training, print advertising in industry publications, product brochures and other literature, e-learning, the company's website, as well social media. Our marketing approach and means of distribution vary by product line and by market.

Manufacturing and Distribution

We currently operate out of sixteen manufacturing facilities located within eleven U.S. states and one province in Ontario, Canada.

We design, engineer, and manufacture most of our lighting and display products through the utilization of lean manufacturing principles. Our investment in our production facilities focuses primarily on improving capabilities, product quality, manufacturing efficiency, and environmental, health, and safety compliance. The majority of products we sell are engineered, designed, and assembled by the Company, while a small portion of the products and components we sell are purchased from select qualified vendors. Our lighting and display solutions products are delivered directly from our manufacturing facilities to our customers utilizing third-party common carriers.

The principal raw materials and purchased components used in the manufacturing of our products are steel, aluminum, aluminum castings, fabrications, LEDs, power supplies, sensors, powder paint, steel tubing, wire harnesses, acrylic, silicon and glass lenses, inks, various graphics substrates such as Aluminum Composite Material (ACM), Expanded PVC sheet (EPVC), vinyl film, styrene, foamboards, wood and wood laminates, condensing units, and digital screens. We source these materials and components from a variety of suppliers. Although an interruption of these supplies and components could disrupt our operations, we believe generally that alternative sources of supply exist and could be readily arranged. When faced with supply chain challenges, we increase our safety stock in certain components in order to mitigate potential disruption to our operations resulting from an anticipated shortage of certain components. We are not dependent on any one supplier for critical component parts. We strive to reduce price volatility in our purchases of raw materials and components through annual contracts with strategic suppliers. Our Lighting operations generally carry a certain level of sub-assemblies and finished goods inventory to meet quick delivery requirements. The Company's operations dealing with LED products generally carry LED and LED component inventory due to longer lead times. Most lighting products are made to order and shipped shortly after they are manufactured. Our display solutions operations manufacture custom products for customers who require us to stock certain amounts of finished goods in exchange for their commitment to that inventory. An example is our digital signage business, where customers require us to carry an inventory of digital screens to meet the demands of a large rollout programs.

Research and Development:

We invest in the development of new products and solutions as well as the enhancement of existing product offerings to meet the needs of our customers. Research and development costs are directly attributable to new product development, including the development of new technology for both existing and new products, and consist of salaries, payroll taxes, employee benefits, materials, outside legal costs and filing fees related to obtaining patents, supplies, depreciation, and other administrative costs. Research and development costs related to both product and software development totaled $3.5 million and $3.4 million for the fiscal years ended June 30, 2024, and 2023, respectively.

Competition

We experience competition in both segments and in all markets we serve based on numerous factors, including price, brand name recognition, product quality, product design, prompt delivery, energy efficiency, customer relationships, reputation, and service capabilities. Although we have many competitors, both nationally and internationally, some of which have greater financial and other resources, we do not compete with the same companies across both segments and all markets.

Working Capital

For a discussion of our working capital, see "Liquidity and Capital Resources" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Environmental Regulations

We are subject to a variety of federal, state, and local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. These include statutory and regulatory provisions under which we are responsible for the management of hazardous materials we use and the disposition of hazardous wastes resulting from our manufacturing processes. Failure to comply with such provisions could result in fines and other liabilities to the government or third parties.

Seasonality

Our business in both lighting and display solutions segments is subject to some seasonality, with net sales being affected by weather and seasonal demand on construction and installation programs, particularly during the winter months, as well as the annual budget cycles of some major customers. Certain market verticals, grocery and QSR for example, restrict renovation activity during the November and December holiday season, as these are the high consumer traffic and sales periods. Sales in our Lighting Segment are to customers in both the new construction and renovation and retrofit markets. The construction market is cyclical in nature and subject to changes in general economic conditions and fiscal policies.

Intellectual Property

We own or have rights with respect to various domestic patents, trademarks, and other intellectual property related to our lighting products. These intellectual property rights are important to our businesses. We rely on copyright, patent, trade secret, and trademark laws to protect certain proprietary rights. Despite these protections, unauthorized parties may attempt to infringe on our intellectual property. While patents and patent applications in the aggregate are important to our competitive position, no single patent or patent application is individually material to us.

Human Capital

We recognize that in order to drive innovation, growth, and operational excellence, we must identify, attract, retain, and motivate top talent. Our approach is to develop talent from within and supplement with external hires. We are committed to building a diverse, inclusive, and engaged workforce. Our management teams and all of our employees are expected to exhibit the principles of fairness, honesty, and integrity in the actions we undertake. Our employees must adhere to a code of conduct and ethics that sets standards for appropriate behavior and includes required annual training on preventing, identifying, reporting, and stopping any type of unlawful discrimination or unethical actions.

We have approximately 1,900 full-time and part-time employees and approximately 70 agency employees as of June 30, 2024. We offer a comprehensive compensation and benefits program to our employees, including competitive wages, medical and dental insurance, and a 401(k)-retirement savings plan. The Company offers a nonqualified deferred compensation plan, an equity-based incentive plan and an incentive plan that is based upon the achievement of the Company's business plan goals, for certain employees.

Information Concerning the Company

We file reports with the Securities and Exchange Commission ("SEC") on Forms 10-K, 10-Q and 8-K. The SEC maintains an internet website that contains reports, proxy and information statements and other information regarding us. The address of that site is http://www.sec.gov. Our internet address is http://www.lsicorp.com. We make available free of charge through our internet website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practical after we electronically file them with the SEC.

The information found on our website is not part of, or incorporated by reference into, this or any other report we file with, or furnish to, the SEC. In addition to these channels, we use social media to communicate to the public. It is possible that the information we post on social media could be deemed to be material to investors. We encourage investors, the media, and others interested in LSI to review the information we post on the social media channels listed on our Investor Relations website.

ITEM 1A. RISK FACTORS

In addition to the other information set forth in this report, you should carefully consider the following factors which could materially affect our business, financial condition, cash flows or future results. Any one of these factors could cause the Company's actual results to vary materially from recent results or from anticipated future results. The risks described below are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

Risk Factor Summary

Risks Related to Our Strategy
- Lower levels of economic activity in our end markets could adversely affect our operating results.
- The inability to effectively execute our business strategies could adversely affect our financial condition and results of operations.
- The markets in which we operate are subject to competitive pressures that could affect selling prices, and therefore could adversely affect our operating results.
- Two of our largest market verticals are to the refueling and convenience store and grocery markets, and any substantial change in these markets could have an adverse effect on our business.
- The Company may pursue future growth through strategic acquisitions and investments, which may not yield anticipated benefits.
- If we do not develop the appropriate new products or if customers do not accept new products, we could experience a loss of competitive position which could adversely affect future revenues.
- If we are unable to adequately protect our intellectual property, we may lose some of our competitive advantage.

Risks Related to our Operations
- Sudden or unexpected changes in a customer's creditworthiness could result in significant accounts receivable write-offs.
- Price increases in, and significant shortages of, raw materials and components; and shortages in transportation and increased fuel prices could adversely affect our operating margin.
- Our information technology systems are subject to certain cyber risks and could be subject to interruptions that are beyond our control.
- Labor shortages or increases in labor costs could adversely impact our business and results of operations.
- If the Company's products are improperly designed, manufactured, packaged, or labeled, the Company may need to recall those items, may have increased warranty costs, and could be the target of product liability claims.

- Changes in a customer's demands and commitment to proprietary inventory could result in significant inventory write-offs.
- The turnover of independent commissioned sales representatives could cause a significant disruption in sales volume.
- The Company may be unable to sustain significant customer and/or channel partner relationships.
- A loss of key personnel or inability to attract qualified personnel could have an adverse effect on our operating results.
- Changes in a shift in product mix can have a significant impact on our gross margins.
- We may not recognize all revenues from our backlog or receive all payments anticipated under awarded projects and customer contracts.

Risks Related to Legal and Regulatory Matters
- Potential changes in U.S. trade policies could have a material adverse effect on the Company.
- Changes in our tax rates and exposures to additional income tax liabilities could have an unfavorable effect on the Company's reported results.
- Emphasis on environmental, social, and governance ("ESG") matters by various stakeholders could negatively affect our business.

Risks Related to Financial Matters
- A significant decline in our stock price could adversely affect our ability to raise additional capital.
- Recent increases in inflation and interest rates in the United States and elsewhere could adversely affect our business.
- Anti-takeover provisions in our organizational documents and in Ohio law could make difficult or delay a change in management or negatively impact our share price.
- Due to inherent limitations, there can be no assurance that our system of disclosure and internal controls and procedures will be successful in preventing all errors, theft, and fraud, or in informing management of all material information in a timely manner.

RISKS RELATED TO OUR STRATEGY

Lower levels of economic activity in our end markets could adversely affect our operating results.

Our businesses operate in several vertical market segments including the refueling and convenience store markets, parking lot and garage markets, quick-service restaurant market, retail and grocery store markets, the automotive market, the warehouse market, and the sports complex market. Operating results can be negatively impacted by volatility in these markets. Future downturns in any of the markets we serve could adversely affect our overall sales, profitability, and cash flow. In addition, customer difficulties in the future could result from economic declines or issues arising from the cyclical nature of their business and, in turn, result in decreases in product demand, increases in bad debt write-offs, decreases in timely collection of accounts receivable and adjustments to our allowance for credit losses, resulting in material reductions to our revenues and net earnings. In addition, economic and political conditions worldwide have from time to time contributed to slowdowns in our industry at large, as well as to the specific markets in which we operate. If the markets in which we participate experience economic downturns, as well as a slow recovery period, this could negatively impact our sales and revenue generation, margins, and operating expenses, and consequently have a material adverse effect on our business, financial condition and results of operations.

The inability to effectively execute our business strategies could adversely affect our financial condition and results of operations.

Various uncertainties and risks are associated with our approach to strategically penetrate existing and new market verticals, including but not limited to, the development, marketing and selling of new products and solutions, new product development, and the overall development, marketing, and selling of lighting and display solutions. Those uncertainties and risks include but are not limited to diversion of management's attention; difficulty in retaining or attracting employees; negative impact on business relationships and customers; obsolescence of current products and slow new product development; inability to produce products with quality, performance, and cost attributes equal to or better than provided by our competitors; and unforeseen difficulties in the implementation of the management operating structure. Problems with strategy execution could offset anticipated benefits, disrupt service to customers, and impact product quality as well as adversely affect our business. With the addition of new products and solutions, we may encounter new and different competitors that may have more experience with respect to such products and solutions.

The markets in which we operate are subject to competitive pressures that could affect selling prices, and therefore could adversely affect our operating results.

Our businesses operate in markets that are highly competitive, and we compete on the basis of price, quality, service and/or brand name across the industries and markets served. Some of our competitors for certain products, primarily in the Lighting Segment, have greater sales, assets, and financial resources. Some of our competitors are based in foreign countries and have cost structures and prices in foreign currencies. Accordingly, currency fluctuations could cause our U.S. dollar-priced products to be less competitive than our competitors' products which are priced in other currencies. Aggressive pricing actions of our competitors could affect prices we charge our customers or demand for our products, which could adversely affect our operating results. Additionally, customers for our products may attempt to reduce the number of vendors from which they purchase in order to reduce the size and diversity of their inventories and their transaction costs. To remain competitive, we will need to invest continuously in research and development, manufacturing, marketing, and customer service and support. We may not have sufficient resources to continue to make such investments and we may be unable to maintain our competitive position.

Two of our largest market verticals are to the refueling and convenience store and grocery markets, and any substantial change in these markets could have an adverse effect on our business.

The Company has a concentration of sales in the refueling and convenience store and grocery markets. Sales to the refueling and convenience store market are dependent upon the general conditions prevailing in and the profitability of the Petroleum industry and general market conditions. The refueling and convenience store market can be subject to reactions by the petroleum industry due to world political events, to the price and supply of oil, and to a decline in demand resulting from an economic recession, or other factors. Major disruptions in the petroleum industry generally result in a curtailment of retail marketing efforts, including expansion and refurbishing of retail outlets by the petroleum industry, which could adversely affect our business. The operating environment for the grocery market continues to be characterized by the fragmentation of local, regional, and national retailers, including both retail and digital formats, market consolidation, intense competition, and entry of non-traditional competitors. The changing operating environment along with changes in customer behaviors within the grocery market could have an adverse impact on the purchasing decisions by one or more of our larger customers in this market. In addition, actions by our competitors, our customer's financial constraints, and industry factors or otherwise, could have an adverse effect on our business in either of these markets.

The Company may pursue future growth through strategic acquisitions and investments, which may not yield anticipated benefits

The Company has grown and strengthened its business through strategic acquisitions and will continue to do so as opportunities arise in the future in order to meet the Company's growth objectives. The Company will benefit from such activity only to the extent that it can effectively leverage and integrate the assets or capabilities of the acquired businesses including, but not limited to, personnel, technology, and operating processes. Moreover, unanticipated events, negative revisions to valuation assumptions and estimates, diversions of resources and management's attention from other business concerns, and difficulties in attaining synergies, among other factors, could adversely affect the Company's ability to recover initial and subsequent investments, particularly those related to acquired goodwill and intangible assets, which in turn could result in the impairment of the acquired company's goodwill and related assets. In addition, such investment transactions may limit the Company's ability to invest in other activities, which could be more profitable or advantageous.

If we do not develop the appropriate new products or if customers do not accept new products, we could experience a loss of competitive position which could adversely affect future revenues.

The Company is committed to product innovation on a timely basis to meet customer demands. Development of new products for targeted markets requires the Company to develop or otherwise leverage leading technologies in a cost-effective and timely manner. Failure to meet these changing demands could result in a loss of competitive position and seriously impact future revenues. Products or technologies developed by others may render the Company's products or technologies obsolete or noncompetitive. A fundamental shift in technologies in key product markets could have a material adverse effect on the Company's operating results and competitive position within the industry. More specifically, the development of new or enhanced products is a complex and uncertain process requiring the anticipation of technological and market trends. Rapidly changing product technologies could adversely impact operating results due to potential technological obsolescence of certain inventories or increased warranty expense related to newly developed LED lighting products or any of the Company's other products and services. We may experience design, manufacturing, marketing, or other difficulties, such as an inability to attract a sufficient number of experienced engineers which could delay or prevent our development, introduction or marketing of new products or enhancements and result in unexpected expenses. Such difficulties could cause us to lose business from our customers and could adversely affect our competitive position. In addition, added expenses could decrease the profitability associated with those products that do not gain market acceptance.

If we are unable to adequately protect our intellectual property, we may lose some of our competitive advantage.

Our success is determined in part by our ability to obtain United States and foreign patent protection for our technology and to preserve our trade secrets. Our ability to compete and the ability of our business to grow could suffer if our intellectual property rights are not adequately protected. There can be no assurance that our patent applications will result in patents being issued or that current or additional patents will afford protection against competitors. We rely on a combination of patents, copyrights, trademarks and trade secret protection and contractual rights to establish and protect our intellectual property. Failure of our patents, copyrights, trademarks and trade secret protection, non-disclosure agreements and other measures to provide protection of our technology and our intellectual property rights could enable our competitors to compete with us more effectively and have an adverse effect on our business, financial condition, and results of operations. In addition, our trade secrets and proprietary know-how may otherwise become known or be independently discovered by others. No guarantee can be given that others will not independently develop substantially equivalent proprietary information or techniques, or otherwise gain access to our proprietary technology.

RISKS RELATED TO OUR OPERATIONS

Sudden or unexpected changes in a customer's creditworthiness could result in significant accounts receivable write-offs.

The Company takes a conservative approach when extending credit to its customers. Customers are granted an appropriate credit limit based upon the due diligence performed on the customer which includes, among other things, the review of the company's financial statements and banking information, various credit checks, and payment history the customer has with the Company. At any given time, the Company can have a significant amount of credit exposure with its larger customers. While the Company is frequently monitoring its outstanding receivables with its customers, the risk does exist that a customer with large credit exposure is unable to make payment on its outstanding receivables which could result in a significant write-off of accounts receivable.

Price increases in, and significant shortages of, raw materials and components; and shortages in transportation and increased fuel prices could adversely affect our operating margin.

The Company purchases large quantities of raw materials and components such as steel, aluminum, aluminum castings, fabrications, LEDs, power supplies, powder paint, steel tubing, wire harnesses, acrylic, silicon and glass lenses, inks, various graphics substrates such as Aluminum Composite Material (ACM), Expanded PVC sheet (EPVC), vinyl film, styrene, foamboards, wood and wood laminates, condensing units, and digital screens. The Company's operating results could be affected by the availability and price fluctuations of these materials. The Company's strategic sourcing plans include mitigating supply chain risk by utilizing multiple suppliers for a commodity to avoid significant dependence on any single supplier. Although an interruption of these supplies and components could disrupt our operations, we believe generally that alternative sources of supply exist and could be readily arranged. With regard to price fluctuations of our raw material and component purchases, the price risk for materials the Company purchases is related to price increases in commodity items that affect all users of the materials, including the Company's competitors. Significant tariffs or increases in the price of these raw materials and components could further increase the Company's operating costs and materially adversely affect margins. The Company does, however, seek and qualify new suppliers, negotiate with existing suppliers, and arrange stocking agreements to mitigate risk of supply and price increases. The Company can also be impacted by shortages and the availability of transportation of our products to our customers, in addition to rising fuel prices. The Company's Lighting Segment has implemented price increases with customers to offset raw material price increases along, rising transportation costs, and to mitigate the impact of trade tariffs. The Company's Display Solutions Segment generally establishes new sales prices, reflective of the then current raw material prices and transportation costs, for each program as it begins with further price increases throughout the life of the program when warranted. Although the Company attempts to pass along increased costs in the form of price increases to its customers, the Company may be unsuccessful in doing so for competitive reasons. Even when price increases are successful, the timing of such price increases may lag significantly behind the incurrence of higher costs.

Our information technology systems are subject to certain cyber risks and could be subject to interruptions that are beyond our control.

We depend heavily on the proper functioning and availability of our information, communications, and data processing systems, including operating and financial reporting systems, in operating our business. Our systems and those of our technology and communications providers are vulnerable to interruptions caused by natural disasters, power loss, telecommunication and internet failures, cyber-attack, and other events beyond our control. Accordingly, information security and the continued development and enhancement of the controls and processes designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for us.

We could be targeted by malicious cyber activity. Any failure to identify address or prevent malicious cyber activity could result in service interruptions, operational difficulties, loss of revenues or market share, liability to our customers or others, the diversion of corporate resources, injury to our reputation and increased service and maintenance costs. We have significantly enhanced and will continue to improve our cybersecurity controls in order to minimize the likelihood or impact of a malicious cyber activity.

Our information systems are protected through physical and software security as well as redundant backup systems, however, as cyber-attacks continue to evolve, we are committed to investing in our cyber defenses in order to mitigate the risks. Some of our software systems are provided and/or utilized by third parties who maintain responsibility for mitigating cybersecurity risk We have invested and continue to invest in technology security initiatives, employee training, information technology risk management and disaster recovery plans. The development and maintenance of these measures is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly more sophisticated. Despite our efforts, we are not fully insulated from data breaches, technology disruptions or data loss, which could adversely impact our competitiveness and results of operations. Any future successful cyber-attack or catastrophic natural disaster could significantly affect our operating and financial systems and could temporarily disrupt our ability to provide required services to our customers, impact our ability to manage our operations and perform vital financial processes, any of which could have a materially adverse effect on our business.

Labor shortages or increases in labor costs could adversely impact our business and results of operations.

We rely heavily on our employees and any shortage of qualified labor could adversely affect our business. If we are not successful in our recruiting and retention efforts due to general labor shortages or otherwise, we could encounter a shortage of qualified employees in future periods. Any such shortage would decrease our ability to produce sufficient quantities of our product to serve our customers effectively. Such a shortage may also require us to pay higher wages for employees and incur a corresponding reduction in our profitability. Improvements in the economy and labor markets also could impact our ability to attract and retain key personnel. Rising wages across an improving economy can increase the competition among employers for a scarce labor force and make it difficult for us to attract and retain key personnel.

If the Company's products are improperly designed, manufactured, packaged, or labeled, the Company may need to recall those items, may have increased warranty costs, and could be the target of product liability claims

The Company may need to recall products if they are improperly designed, manufactured, packaged, or labeled, and the Company's insurance may not provide full coverage for such recall events. Many of the Company's products and solutions have become complex and include sophisticated and sensitive electronic components. The Company has manufactured certain of those components and products in its own facilities. Widespread product recalls could result in significant losses due to the costs of a recall, the destruction of product inventory, penalties, and lost sales due to the unavailability of a product for a period of time. In addition, products developed by the Company that incorporates LED technology, generally provide for more extensive warranty protection which may result in increased warranty claim costs. The Company may also be liable if the use of any of its products causes harm and could suffer losses from a significant product liability judgment against the Company in excess of its insurance limits. The Company may not be able to obtain indemnity or reimbursement from its suppliers or other third parties for the warranty costs or liabilities associated with its products. A significant product recall, warranty claim, or product liability case could also result in adverse publicity, damage to the Company's reputation, and a loss of consumer confidence in its products.

Changes in a customer's demands and commitment to proprietary inventory could result in significant inventory write-offs.

Upgrading or replacing a customer's current image requires the manufacture of inventory that is specific to the particular customer. This is particularly true in the Display Solutions Segment. In as many instances as possible, we require a commitment from the customer before the inventory is produced. Our request for a commitment can range from a single site or store to a large rollout program involving many sites or stores. The risk does exist that a customer cannot or will not honor its commitment to us. The reasons a customer cannot or will not honor its commitment can range from the bankruptcy of the customer to the change in the image during the rollout program, to canceling the program before its completion and before the inventory is sold to the customer. In each of these instances, we could be left with significant amounts of inventory required to support the customer's re-imaging. While all efforts are made to hold the customer accountable for its commitment, there is the risk that a significant amount of inventory could be deemed obsolete or no longer usable which could result in significant inventory write-offs.

The turnover of independent commissioned sales representatives could cause a significant disruption in sales volume.

Commissioned sales representatives are critical to generating business in the Lighting Segment. From time to time, commissioned sales representatives representing a particular region resign, are terminated and replaced with new commissioned sales representatives, or consolidated with another local firm. During this period of transition from the previous agency to the new one, sales in the particular region will likely fall as business is disrupted. It may take several months for the new sales representative to generate sales that will equal or exceed the previous sales representative. There is also the risk that the new sales agency will not attain the sales volume of the previous agency. These sales representative changes may occur individually as one agency is replaced due to lack of performance or changes may occur as a result of the mergers or acquisitions within the lighting industry. On the other hand, these sales representative changes can be widespread as a result of the competitive nature of the lighting industry as LSI and its competition vie for the strongest sales agency in a particular region.

The Company may be unable to sustain significant customer and/or channel partner relationships.

Relationships with customers are directly impacted by the Company's ability to deliver quality products and services. The loss of or a substantial decrease in the volume of purchases by certain large customers could significantly harm the Company. The Company has relationships with channel partners such as electrical distributors, independent sales agencies, system integrators, contractors, and value-added resellers, to name a few. While the Company maintains positive, and in many cases long-term relationships with these channel partners, the loss of a number of channel partners or substantial decrease in the volume of purchases from a major channel partner or group of channel partners could adversely affect the Company.

A loss of key personnel or inability to attract qualified personnel could have an adverse effect on our operating results.

The Company's future success depends on the ability to attract and retain highly skilled technical, managerial, marketing and finance personnel, and, to a significant extent, upon the efforts and abilities of senior management. The Company's management philosophy of selecting and empowering high levels of talent could result in a lean workforce. Future success of the Company will depend on, among other factors, the ability to attract and retain other qualified personnel, particularly executive management, research and development engineers, and sales professionals. The loss of the services of any key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on the Company's results of operations.

Changes in a shift in product mix can have a significant impact on our gross margins

Certain of our products have higher gross profit margins than others. Further, the difference in gross margin of the products sold within the Lighting and Display Solutions Segments can also vary significantly. Consequently, changes in the product mix of our sales from quarter-to-quarter or from year-to-year can have a significant impact on our reported gross profit margins.

We may not recognize all revenues from our backlog or receive all payments anticipated under awarded projects and customer contracts.

Our customers have the right under some circumstances to terminate contracts or defer the timing of our shipments or installments and their payments to us. We may not receive all of the revenues from our backlog. If we do not receive all of the revenues we currently expect to receive, our future operating results could be adversely affected. In addition, a delay in the receipt of revenues, even if such revenues are eventually received, may cause our operating results for a particular quarter to fall below our expectations.

RISKS RELATED TO LEGAL AND REGULATORY MATTERS

Potential changes in U.S. trade policies could have a material adverse effect on the Company.

Changes in the U.S. trade policy, U.S. social, political, regulatory, and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries where we currently purchase component parts and sell products, and any resulting negative sentiments towards the United States as a result of such changes, could have an adverse effect on our business.

Some of our purchased components are sourced from or manufactured in foreign countries. Import tariffs and potential import tariffs have resulted or may result in increased prices for these imported goods and materials and, in some cases, may result or have resulted in price increases for domestically sourced goods and materials. Changes in U.S. trade policy have resulted and could result in additional reactions from U.S. trading partners, including adopting responsive trade policies making it more difficult or costly for us to export our products or import goods and materials from those countries. These measures could also result in increased costs for goods imported into the U.S. or may cause us to adjust our foreign supply chain. Either of these could require us to increase prices to our customers which may reduce demand, or, if we are unable to increase prices, result in lowering our margin on products sold.

We cannot predict future trade policy or the terms of any renegotiated trade agreements and their impacts on our business. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements, or policies has the potential to adversely impact demand for our products, our costs, our customers, our suppliers, and the U.S. economy, which in turn could adversely impact our business, financial condition, and results of operations.

Changes in our tax rates and exposures to additional income tax liabilities could have an unfavorable effect on the Company's reported results.

The Company is subject to income and other taxes in the United States federal jurisdiction and various local, state and foreign jurisdictions. The Company's future effective income tax rates could be unfavorably affected by various factors, including changes in the tax rates as well as rules and regulations in relevant jurisdictions. In addition, the amount of income taxes paid is subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. authorities. If these audits result in assessments different from amounts recorded, the Company's future financial results may include unfavorable adjustments.

Emphasis on environmental, social, and governance ("ESG") matters by various stakeholders could negatively affect our business.

Customer, investor and employee expectations relating to ESG have been rapidly evolving and increasing. In addition, government organizations are enhancing or advancing legal and regulatory requirements specific to ESG matters. The heightened stakeholder focus on ESG issues related to our business requires the continuous monitoring of various and evolving laws, regulations, standards and expectations and the associated reporting requirements. A failure to adequately meet stakeholder expectations may result in noncompliance, the loss of business, reputational impacts, diluted market valuation, an inability to attract customers and an inability to attract and retain top talent. In addition, our adoption of certain standards or mandated compliance to certain requirements could necessitate additional investments that could impact our profitability.

Climate changes, such as extreme weather conditions, create financial risk to our business. Global physical climate changes, including unseasonable weather conditions, could result in reduced demand or product obsolescence for certain of our customers' products and/or price modifications for our customers' products and the resources needed to produce them. This could in turn put pressure on our manufacturing costs and result in reduced profit margin associated with certain of our customer programs, or loss of customer programs that we may not be able to replace.

RISKS RELATED TO FINANCIAL MATTERS

A significant decline in our stock price could adversely affect our ability to raise additional capital.

The market price of our common stock can experience significant fluctuations. Our progress in developing and commercializing our products, our quarterly operating results, announcements of new products by us or our competitors, our perceived prospects, changes in general conditions in the economy or the financial markets, adverse events related to our strategic relationships, and other developments affecting us, or our competitors could cause the market price of our common stock to fluctuate substantially. This volatility of the stock market has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These market fluctuations, regardless of the cause, may materially and adversely affect our stock price, regardless of our operating results, and this could impact our ability to raise capital.

Recent increases in inflation and interest rates in the United States and elsewhere could adversely affect our business.

We are exposed to fluctuations in inflation and interest rates, which could negatively affect our business, financial condition, and results of operations. The United States and other jurisdictions have recently experienced high levels of inflation. If the inflation rate continues to increase, it will likely affect our expenses, including, but not limited to, employee compensation and labor expenses along with the cost of various goods and services the Company purchases, and we may not be successful in offsetting such cost increases. In addition, a continued increase in interest rates will further result in increased interest expense.

Anti-takeover provisions in our organizational documents and in Ohio law could make difficult or delay a change in management or negatively impact our share price.

Certain provisions of our Articles of Incorporation and Code of Regulations could make it more difficult for a third party to acquire control of us even if such a change in control would increase the value of our common stock and could prevent or hinder attempts by our shareholders to replace or remove our current board of directors or management.

We have a number of provisions in place that will hinder takeover attempts and could reduce the market value of our common stock or prevent sale at a premium. These provisions include:

- the authorization of undesignated preferred stock, which makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences in a manner that could delay or prevent a transaction or a change in control;

- a provision that specifies that special meetings of our shareholders may be called only by our board of directors, our chairman of the board, if one has been elected, our president, or persons holding 50% of our outstanding voting stock;

- any business combination between us and a beneficial owner of 15% or more of our voting power requires the vote of 66 2/3% of the voting power of disinterested shareholders for five years after a party became an interested shareholder;

- any person who becomes a beneficial owner of 15% or more of our voting power must offer to purchase all of our voting securities and securities convertible into or exercisable for our voting securities within 25 days after achieving 15% ownership. The price to be paid would be the greater of the highest price paid by such 15% owner in acquiring its shares or the highest trading price for a period of time prior to such person becoming a 15% owner;

- the votes of holders of 66 2/3% of all outstanding shares is required to amend our Articles of Incorporation and to approve mergers, reorganizations, and similar transactions; and advance notice requirements by shareholders for director nominations and actions to be taken at annual meetings.

Ohio corporation law contains provisions that may discourage takeover bids for our company that have not negotiated with the board of directors. Such provisions could limit the price that investors might be willing to pay in the future for our shares of common stock. Additionally, shareholders may act by written consent without a meeting only if such written consent is signed by all shareholders.

Due to inherent limitations, there can be no assurance that our system of disclosure and internal controls and procedures will be successful in preventing all errors, theft, and fraud, or in informing management of all material information in a timely manner.

Management does not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all errors or fraud. A control system is designed to give reasonable, but not absolute, assurance that the objectives of the control system are met. In addition, any control system reflects resource constraints and the benefits of controls must be considered relative to their costs. Inherent limitations of a control system may include judgments in decision making may be faulty, breakdowns can occur simply because of error or mistake and controls can be circumvented by collusion or management override. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have received no written comments regarding our periodic or current reports from the staff of the Securities and Exchange Commission that were issued 180 days or more preceding the end of our fiscal year 2024 that remain unresolved.

Item 1C – CYBERSECURITY

Risk Management and Strategy

We are committed to preserving the trust and confidence of our stakeholders by taking appropriate technical and organizational measures for maintaining information security and data privacy. Our cybersecurity program allows us to assess, identify and manage information security and cybersecurity threats through robust risk assessment and prevention measures to facilitate communication, training, awareness and incident response procedures. We have established policies and procedures to ensure timely and appropriate notifications to relevant parties and regulators as required for cybersecurity threats and data breaches.

Our data breach response designates an incident response team comprised of senior leaders within information technology, finance and compliance functions to ensure timely diagnosis and mitigation of cyber events. The incident response team is responsible for determining whether a cybersecurity incident is material and requires current reporting pursuant to SEC Form 8-K Item 1.05 (Material Cybersecurity Incidents). In conducting the assessment, the team considers factors including, but not limited to the probability of an adverse outcome; the potential significance of loss; the nature and extent of harm to individuals, customers, and vendors; the nature and extent of harm to our competitive position or reputation; and the possibility of litigation or regulatory investigations.

To ensure our cybersecurity programs adhere to industry best practices, we have adopted the National Institute of Standards and Technology (NIST) Cybersecurity Framework as a guide for our cybersecurity program. The NIST Cybersecurity Framework models the best practices for security and the capabilities needed to identify, protect, detect and respond to cybersecurity risks and events. In addition to the framework, we have a Security Action Committee comprised of the senior leaders of information technology, finance, and compliance that meets regularly to guide the evolution of our cybersecurity program, review potential incidents, and respond to trends in the cybersecurity landscape. We evaluate our physical, electronic and administrative safeguards on a continuous basis to ensure they are effectively deployed across the business. We also engage third-party services to conduct evaluations of our security controls, whether through penetration testing, independent audits or consulting on best practices to address new challenges. These evaluations include testing both the design and operational effectiveness of security controls.

Despite the Company's security measures and programs, our information technology and infrastructure are susceptible to cybersecurity incidents, intrusions and attacks, any of which could have a materially adverse effect on our business, operating margins, revenues and competitive position. See "Part I—Item 1A. Risk Factors" for further discussion of these risks.

Governance

Our Board of Directors is responsible for the oversight of cybersecurity risks and threats. The Board has delegated certain information security and data privacy oversight to the Audit Committee of the Board. The Audit Committee oversees compliance with information security and data privacy laws and has oversight responsibility for cybersecurity risks related to accounting, audit and financial matters. The Audit Committee and management report to the Board on a periodic basis regarding our information security and data privacy functions, including any cybersecurity threats.

The Audit Committee is responsible for oversight of our cybersecurity policy, procedures and risk mitigation. Our information technology (IT) leadership briefs the Audit Committee and the Board of Directors on a periodic basis on information security matters, including the current cybersecurity landscape, progress on information security initiatives and accomplishments, and reports on material cybersecurity incidents, as needed.

The Audit Committee is responsible for reviewing our disclosures on cybersecurity risk management, strategy and governance in our Annual Report on Form 10-K. The Audit Committee assists in determining materiality for timely reporting of cybersecurity incidents and is notified immediately if the incident response team has assessed that a material event may have occurred that may require filing an SEC Current Report on Form 8-K.

The Chief Information Officer with the support from the Chief Executive Officer and Chief Financial Officer, assisted by our broader IT team, is responsible for setting the strategic direction and priorities for information security, coordination of enterprise-wide compliance with information security policies and procedures, as well as day-to-day information security management. Additionally, information security awareness trainings and testing are a compliance requirement for employees.

ITEM 2. PROPERTIES

Description	Size	Location	Status
1) Corporate Headquarters and Lighting and Display Solutions manufacturing	243,000 sq. ft. (includes 66,000 sq. ft of office space)	Cincinnati, OH	Owned
2) Lighting manufacturing	122,000 sq. ft.	Cincinnati, OH	Owned
3) Lighting office and manufacturing	96,000 sq. ft. (includes 5,000 sq. ft. of office space	Independence, KY	Owned
4) Display Solutions office and manufacturing	183,000 sq. ft. (includes 34,000 sq. ft. of office space)	Houston, TX	Leased
5) Display Solutions office	46,000 sq. ft. (includes 10,000 sq. ft. of office space	Akron, OH	Leased
6) Lighting office and manufacturing	57,000 sq. ft. (includes 5,000 sq. ft. of office space)	Columbus, OH	Owned
7) Lighting office and manufacturing	336,000 sq. ft. (includes 60,000 sq. ft. of office space)	Burlington, NC	Leased
8) Display Solutions office and manufacturing	77,000 sq. ft. (includes 8,000 sq. ft. of office space	Milo, ME	Owned
9) Display Solutions office and manufacturing	106,000 sq. ft. (includes 4,000 sq. ft. of office space)	Bangor, ME	Leased
10) Display Solutions manufacturing	77,000 sq. ft.	Collingwood, ON	Leased
11) Display Solutions office	1,000 sq. ft.	Gloucester, MA	Leased
12) Display Solutions manufacturing	68,000 sq. ft.	Payson, UT	Leased
13) Display Solutions office and manufacturing	124,000 sq. ft.	Tampa, FL	Leased
14) Display Solutions manufacturing	61,000 sq. ft.	Arlington, TX	Leased
15) Display Solutions office and manufacturing	110,000 sq. ft.	Cranston, RI	Leased
16) Display Solutions manufacturing	37,000 sq. ft.	Boonton, NJ	Leased
17) Display Solutions manufacturing	62,000 sq. ft.	Alpharetta, GA	Leased
18) Display Solutions warehouse	5,400 sq. ft.	Queretaro, Mexico	Leased

ITEM 3. LEGAL PROCEEDINGS

Refer to Note 14 – Contingencies of the Notes to the Consolidated Financial Statements beginning on page 60 of this Form 10-K for information regarding legal proceedings in which we are involved.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

LSI's shares of common stock are traded on the NASDAQ Global Select Market under the symbol "LYTS." At August 31, 2024, there were approximately 530 registered holders of record of our common stock.

The Company's Board of Directors has adopted a dividend policy which indicates that dividends will be determined by the Board of Directors in its discretion based upon its evaluation of earnings, cash flow requirements, financial condition, debt levels, stock repurchases, future business developments and opportunities, and other factors deemed relevant by the Board of Directors. The Company has paid annual cash dividends beginning in fiscal 1987 through fiscal 1994, and quarterly cash dividends since fiscal 1995. The Company's indicated annual rate for payment of a cash dividend at the end of fiscal 2024 was $0.20 per share.

On April 28, 2022, the Company announced that its Board of Directors authorized a new share repurchase program under which the Company may repurchase up to $15 million of its outstanding shares of common stock in the open market, in accordance with all applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The Company's decision to repurchase its shares, as well as the timing of such repurchases, will depend on a variety of factors, including the ongoing assessment of the Company's capital needs, the market price of the Company's common stock, general market conditions and other corporate considerations, as determined by management. The repurchase program may be suspended or discontinued at any time. The Company did not repurchase any shares in the fiscal year ended June 30, 2024.

ITEM 6. . [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

"Management's Discussion and Analysis of Financial Condition and Results of Operations" appears on pages 24 through 30 of this Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in variable interest rates, changes in prices of raw materials and purchased component parts, and changes in foreign currency translation rates. Each of these risks is discussed below.

Interest Rate Risk

The Company earns interest income on its cash, cash equivalents, and short-term investments (if any) and pays interest expense on its debt (if any). Because of variable interest rates, the Company is exposed to the risk of interest rate fluctuations, which impact interest income, interest expense, and cash flows.

The Company's $75 million revolving line of credit and $25 million term loan is subject to interest rate fluctuations. Additionally, the Company expects to generate cash from its operations that will subsequently be used to pay down as much of the debt (if any is outstanding) as possible or invest cash in short-term investments (if no debt is outstanding), while still funding the growth of the Company.

Raw Material Price Risk

The Company purchases large quantities of raw materials and components such as steel, aluminum, aluminum castings, fabrications, LEDs, power supplies, powder paint, steel tubing, wire harnesses, acrylic, silicon and glass lenses, inks, various graphics substrates such as Aluminum Composite Material (ACM), Expanded PVC sheet (EPVC), vinyl film, styrene, foamboards, wood and wood laminates, condensing units, and digital screens. The price risk for materials the Company purchases is related to price increases in commodity items that affect all users of the materials, including the Company's competitors. For the fiscal year ended June 30, 2024, the purchased material component of cost of goods sold subject to price risk was approximately $198.2 million. The Company does not actively hedge or use derivative instruments to manage its risk in this area. The Company does, however, seek and qualify new suppliers, negotiate with existing suppliers, and arranges stocking agreements to mitigate risk of supply and price increases. The Company's Lighting Segment has historically implemented price increases with customers to offset raw material price increases. The Company's Display Solutions Segment generally establishes new sales prices, reflective of the then current raw material prices, for each program as it begins with further price increases throughout the life of the program when warranted.

Foreign Currency Translation Risk

The Company has minimal foreign currency risk with respect to its Mexican and Canadian subsidiaries. The sales transacted by these subsidiaries in pesos and Canadian dollars combined represents approximately 3% of the Company's fiscal 2024 consolidated net sales. All other business conducted by the Company is in U.S. dollars.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

Schedules other than those listed above are omitted for the reason(s) that they are either not applicable or not required or because the information required is contained in the financial statements or notes thereto. Selected quarterly financial data is found in Note 15 of the accompanying consolidated financial statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as such term is defined Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed by the Company in the reports that it files under the Exchange Act is recorded, processed, summarized, and reported within required time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

We conducted, under the supervision of our management, including the Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2024, our disclosure controls and procedures were effective. Management believes that the consolidated financial statements included in this Annual Report on Form 10-K are fairly presented in all material respects in accordance with U.S GAAP, and the Company's Chief Executive Officer and Chief Financial Officer have certified that, based on their knowledge, the consolidated financial statements included in this report fairly present in all material respects the Company's financial condition, results of operations, statement of shareholders' equity, and cash flows for each of the periods presented in this report.

The Company acquired EMI Industries, LLC ("EMI") on April 18, 2024. Management excluded EMI from its evaluation of the effectiveness of the internal control over financial reporting as of June 30, 2024. Including goodwill and acquired intangible assets, EMI represented 21% of the Company's total consolidated assets as of June 30, 2024, and 4% of the Company's total consolidated sales for the fiscal year ended June 30, 2024.

Management's Report on Internal Control over Financial Reporting appearing on page 31 of this report is incorporated by reference in this Item 9A.

<u>Changes in Internal Control</u>

There have been no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. See Management's Report On Internal Control Over Financial Reporting on page 31.

ITEM 9B. OTHER INFORMATION

During the three months ended June 30, 2024, none of our directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) informed us of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

<p style="text-align:center"><u>PART III</u></p>

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information about our directors and officers may be found under the captions "Nominees for Board of Directors" and "Executive Officers" in our Proxy Statement for the Annual Meeting of Shareholders to be held November 5, 2024 (the "Proxy Statement"). Information about our Audit Committee may be found under the caption "Committees of the Board" in the Proxy Statement. That information is incorporated herein by reference.

We have adopted a code of ethics that applies to all of our employees, including our Chief Executive Officer, Chief Financial, and other finance organization employees. The code of ethics is publicly available on our website at lsicorp.com. If we make any substantive amendments to the code of ethics or grant any waiver, including any implicit waiver, from a provision of the code to our Chief Executive Officer and Chief Financial Officer, we will disclose the nature of the amendment or waiver on our website or in a report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

The information in the Proxy Statement set forth under the captions "Director Compensation," "Compensation Discussion and Analysis" "Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report" is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in the Proxy Statement set forth under the captions "Security Ownership," and "Equity Compensation Plan Information" is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information set forth in the Proxy Statement under the captions "Corporate Governance" and "Related Person Transactions" is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning fees and services provided by our principal accountant, Grant Thornton LLP (PCAOB ID No. [248]), appears in the Proxy Statement under the headings "Ratification of Appointment of Independent Registered Public Accounting Firm" and "Committees of the Board" and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

(1) Consolidated Financial Statements appear as part of Item 8 of this Form 10-K.

(2) Exhibits – Exhibits set forth below are either on file with the Securities and Exchange Commission and are incorporated by reference as exhibits hereto, or are filed with this Form 10-K.

Exhibit No.	Exhibit Description
2.1	Asset Purchase Agreement dated as of April 18, 2024, among EMI Acquisition Company, Inc., EMI Industries, LLC, LSI (with respect to Section 7.11's Parent Guaranty provisions) and the Sellers identified therein (incorporated by reference to Exhibit 2.1 to LSI's Form 8-K filed on April 19, 2024)++
3.1	Amended and Restated (Consolidated) Articles of Incorporation of LSI (incorporated by reference to Exhibit 3.1 to LSI's Form 8-K filed on November 7, 2022).
3.2	Amended and Restated Code of Regulations of LSI (incorporated by reference to Exhibit 3.2 to LSI's Form 10-K filed on September 11, 2020).
4.1	Description of Securities (incorporated by reference to Exhibit 4.1 to LSI's Annual Report on Form 10-K filed on September 6, 2019).
10.1	Third Amendment to Loan Documents dated February 21, 2017, between LSI and PNC Bank, National Association (incorporated by reference to Exhibit 4.2 to LSI's Form 8-K filed on February 21, 2017).
10.2	Fourth Amendment to Loan Documents dated February 28, 2019, between LSI and PNC Bank, National Association (incorporated by reference to Exhibit 10.2 to LSI's Form 10-Q filed on May 8, 2019).
10.3	Amended and Restated Loan Agreement dated as of June 19, 2014 between LSI and PNC Bank, National Association (incorporated by reference to Exhibit 10.1 of LSI's Form 10-K filed on September 10, 2014).
10.4*	Amended and Restated 2019 Omnibus Award Plan (incorporated by reference to LSI's Schedule 14A filed on September 14, 2022).
10.5	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to LSI's Form 8-K filed on June 23, 2016)
10.6*	LSI Industries Inc. Nonqualified Deferred Compensation Plan (Amended and Restated as of January 24, 2024) (incorporated by reference to Exhibit 10.1 of LSI's Form 10-Q filed on May 6, 2024).
10.7*	Employment Agreement between LSI and James A. Clark (incorporated by reference to Exhibit 10.1 to LSI's 8-K filed on October 17, 2018).
10.8*	Employment Offer Letter between LSI and James E. Galeese (incorporated by reference to Exhibit 10.1 to LSI's Form 8-K filed on June 13, 2017).

10.9*	Employment Offer Letter between LSI and Thomas A. Caneris (incorporated by reference to Exhibit 10.1 to LSI's Form 8-K filed on August 5, 2019).
10.10*	Form of Change in Control Agreement (incorporated by reference to Exhibit 10.1 to LSI's Form 10-Q filed on January 29, 2021).
10.11	Fifth Amendment to Loan Documents dated as of March 30, 2021, between LSI and PNC Bank, National Association (incorporated by reference to Exhibit 10.1 to LSI's Form 8-K filed on April 1, 2021).
10.12*	Form of Supplemental Benefits Agreement (incorporated by reference to Exhibit 10.2 to LSI's Form 10-Q filed on January 29, 2021).
10.13*	Form of 2019 Omnibus Award Plan Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.3 to LSI's Form 10-Q filed on November 5, 2020).
10.14*	Form of 2019 Omnibus Award Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.3 to LSI's Form 10-Q filed on February 4, 2022).
10.15*	Form of 2019 Omnibus Award Plan Performance Stock Unit Award Agreement++ (incorporated by reference to Exhibit 10.4 to LSI's Form 10-Q filed on February 4, 2022).
10.16*	LSI Industries Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to LSI's Proxy Statement on Schedule 14A filed on September 15, 2021).
10.17	Sixth Amendment to Loan Documents dated as of September 30, 2021, between LSI and PNC Bank National Association (incorporated by reference to Exhibit 10.1 to LSI's Form 10-Q filed on February 4, 2022).
10.18*	Fiscal Year 2024 Long-Term Incentive Plan (LTIP)++ (incorporated by reference to Exhibit 10.1 to LSI's Form 10-Q filed on November 6, 2023).
10.19*	Fiscal Year 2023 Long-Term Incentive Plan (LTIP) ++ (Incorporated by reference to Exhibit 10.1 of LSI's Form 10-Q filed on November 4, 2022)
14	Code of Conduct (incorporated by reference to Exhibit 14 to LSI's Form 10-K filed on September 10, 2021)
19	Insider Trading Policy and Anti-Hedging and Pledging Policy (incorporated by reference to Exhibit 19 to LSI's Form 10-K filed on September 8, 2023).
21	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm (Grant Thornton LLP)
24	Power of Attorney (included as part of signature page)
31.1	Certification of Principal Executive Officer required by Rule 13a-14(a)
31.2	Certification of Principal Financial Officer required by Rule 13a-14(a)
32.1	18 U.S.C. Section 1350 Certification of Principal Executive Officer
32.2	18 U.S.C. Section 1350 Certification of Principal Financial Officer
97.1	Executive Compensation Recoupment Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Document
104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101)

*Management compensatory agreement.

++ Certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K. The omitted information is not material and would likely cause competitive harm to the Registrant if publicly disclosed. The Registrant hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

LSI will provide shareholders with any exhibit upon the payment of a specified reasonable fee, which fee shall be limited to LSI's reasonable expenses in furnishing such exhibit. The exhibits identified herein as being filed with the SEC have been so filed with the SEC but may not be included in this version of the Annual Report to Shareholders.

ITEM 16. FORM 10-K SUMMARY

Not included.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LSI INDUSTRIES INC.

September 11, 2024	BY:/s/ James A. Clark
Date	James A. Clark
	Chief Executive Officer and President

We, the undersigned directors, and officers of LSI Industries Inc. hereby severally constitute James A. Clark and James E. Galeese, and each of them singly, our true and lawful attorneys with full power to them and each of them to sign for us, in our names in the capacities indicated below, any and all amendments to this Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title
/s/ James A. Clark	Chief Executive Officer and President
James A. Clark	(Principal Executive Officer)
Date: September 11, 2024	
/s/ James E. Galeese	Executive Vice President, and Chief Financial Officer
James E. Galeese	(Principal Financial Officer and Principal Accounting Officer)
Date: September 11, 2024	
/s/ Robert P. Beech	Director
Robert P. Beech	
Date: September 11, 2024	
/s/ Ronald D. Brown	Director
Ronald D. Brown	
Date: September 11, 2024	
/s/ Amy L. Hanson	Director
Amy L. Hanson	
Date: September 11, 2024	
/s/ Ernest W. Marshall, Jr.	Director
Ernest W. Marshall, Jr.	
Date: September 11, 2024	
/s/ Chantel E. Lenard	Director
Chantel E. Lenard	
Date: September 11, 2024	
/s/ Wilfred T. O'Gara	Director
Wilfred T. O'Gara	
Date: September 11, 2024	

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of the Company's operations and financial condition. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying Notes to Financial Statements (Part II, Item 8 of this Form 10-K). This section generally discusses the results of our operations for the year ended June 30, 2024, compared to the year ended June 30, 2023. For a discussion of the year ended June 30, 2023, compared to the year ended June 30, 2022, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended June 30, 2023.

Overview

LSI Industries Inc. (LSI) is a leading producer of non-residential lighting and retail display solutions. Non-residential lighting consists of American-made fixtures and services for both indoor and outdoor applications satisfying the specific performance requirements of our customers. Retail display solutions consist of multiple custom products and services which enhance our customer's brand image and improve the customer shopping experience. We offer customers in target vertical markets a package solution set of both lighting and display solutions, providing value for the customer by working with one partner to manage their regional and national location programs, versus multiple suppliers.

Summary of Consolidated Results

Net Sales by Business Segment

(In thousands)	2024	2023
Lighting Segment	$ 262,413	$ 272,451
Display Solutions Segment	207,225	224,528
Total Net Sales	$ 469,638	$ 496,979

Operating Income (Loss) by Business Segment

(In thousands)	2024	2023
Lighting Segment	$ 33,327	$ 31,633
Display Solutions Segment	19,969	24,920
Corporate and Eliminations	(17,779)	(19,525)
Total Operating Income	$ 35,517	$ 37,028

Fiscal 2024 net sales of $469.6 million decreased 6% as compared to fiscal 2023 net sales of $497.0 million. The change in net sales were driven by a 4% decrease in net sales in the Lighting Segment and by an 8% decrease in net sales in the Display Solutions Segment. Within the Lighting Segment, the Company maintained a relatively stable demand for its lighting products while outperforming the broader market. Within the Display Solutions segment, the decline in sales is due largely to lower demand in the grocery vertical primarily driven by the lengthy regulatory review of the proposed merger of two large grocery store chains.

Fiscal 2024 operating income of $35.5 million represents a 4% decrease from fiscal 2023 operating income of $37.0 million. Non-GAAP adjusted operating income in fiscal 2024 of $41.4 million was comparable to adjusted fiscal 2023 operating income of $42.0 million. Refer to "Non-GAAP Financial Measures" below for a reconciliation of Non-GAAP financial measures to U.S. GAAP measures. Despite a decline in sales, the Company was able to improve its operating margin with strong operational disciplines and effective cost controls.

Non-GAAP Financial Measures

We believe it is appropriate to evaluate our performance after making adjustments to the as-reported U.S. GAAP operating income, net income, and earnings per share. Adjusted operating income, net income, and earnings per share, which exclude the impact of acquisition costs, long-term performance based compensation expense, severance and restructuring costs, and commercial growth opportunity expense, are Non-GAAP financial measures. Also included below are Non-GAAP financial measures including Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA and Adjusted EBITDA), Free Cash Flow, and Net Debt to adjusted EBITDA. We believe that these adjusted supplemental measures are useful in assessing the operating performance of our business. These supplemental measures are used by our management, including our chief operating decision maker, to evaluate business results. We exclude these items because they are not representative of the ongoing results of operations of our business. These Non-GAAP measures may be different from Non-GAAP measures used by other companies. In addition, the Non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations, in that they do not reflect all amounts associated with our results as determined in accordance with U.S. GAAP. Therefore, these measures should only be used to evaluate our results in conjunction with corresponding GAAP measures. Below is a reconciliation of these non-GAAP measures to operating income, net income, and earnings per share for the periods indicated along with the calculation of EBITDA and Adjusted EBITDA, Free Cash Flow, and Net Debt to adjusted EBITDA.

Reconciliation of net income to adjusted net income:

(In thousands, except per share data)	2024		Diluted EPS	2023		Diluted EPS
Net income as reported	$ 24,977		$ 0.83	$ 25,762		$ 0.88
Long-term performance based compensation	3,272	(1)	0.11	2,879	(4)	0.10
Restructuring/severance costs	396	(2)	0.01	51	(5)	-
Acquisition costs	735	(3)	0.02	-		-
Consulting expense: commercial growth opportunities	-		-	707	(6)	0.02
Tax rate difference between reported and adjusted net income	(755)		(0.03)	(402)		(0.01)
Net income adjusted	$ 28,625		$ 0.95	$ 28,997		$ 0.99

The following represents the income tax effects of the adjustments in the tables above, which were calculated using the estimated combined U.S., Canada and Mexico effective income tax rates for the periods indicated:

(1) $1,108
(2) $143
(3) $266
(4) $1,119
(5) $15
(6) $157

The reconciliation of reported earnings per share to adjusted earnings per share may not produce identical amounts due to rounding differences.

Reconciliation of operating income to adjusted operating income:

(In thousands)	2024	2023
Operating income as reported	$ 35,517	$ 37,028
Acquisition costs	1,001	-
Long-term performance based compensation	4,380	3,998
Restructuring/severance costs	539	66
Consulting expense: commercial growth opportunities	-	864
Adjusted operating income	$ 41,437	$ 41,956

Reconciliation of net income to EBITDA to adjusted EBITDA:

(In thousands)	2024	2023
Net income - reported	$ 24,977	$ 25,762
Income tax	8,122	7,564
Interest expense, net	2,156	3,687
Other expense (income)	262	15
Operating income as reported	$ 35,517	$ 37,028
Depreciation and amortization	9,999	9,664
EBITDA	$ 45,516	$ 46,692
Acquisition costs	1,001	-
Long-term performance based compensation	4,380	3,998
Restructuring/severance costs	539	66
Consulting expense: commercial growth opportunities	-	864
Adjusted EBITDA	$ 51,436	$ 51,620

Reconciliation of cash flow from operations to free cash flow:

(In thousands)	2024	2023
Cash flow from operations	$ 43,393	$ 49,588
Capital expenditures	(5,388)	(3,208)
Free cash flow	$ 38,005	$ 46,380

Net debt to adjusted EBITDA:

(In thousands)	June 30, 2024	June 30, 2023
Debt as reported	$ 54,229	$ 35,200
Less:		
Cash and cash equivalents as reported	4,110	1,828
Net debt	$ 50,119	$ 33,372
Adjusted EBITDA	$ 51,436	$ 51,620
Net debt to adjusted EBITDA	0.97	0.65

Results of Operations

2024 Compared to 2023

Lighting Segment

(In thousands)		2024		2023
Net Sales	$	262,413	$	272,451
Gross Profit	$	89,026	$	86,761
Operating Income	$	33,327	$	31,633

Lighting Segment net sales of $262.4 million in fiscal 2024 decreased 4% from fiscal 2023 net sales of $272.5 million. Despite a decline in net sales, the Company maintained a relatively stable demand for its lighting products while outperforming the broader market.

Gross profit of $89.0 million in fiscal 2024 increased 3% from fiscal 2023 gross profit. Gross profit as a percentage of net sales increased 210 bps from 31.8% in fiscal 2023 to 33.9% in fiscal 2024. The improved gross profit margins were driven by sustained price disciplines, a higher value sales mix, and strong operational disciplines.

Operating expenses of $55.7 million in fiscal 2024 was comparable to fiscal 2023 operating expenses. Cost control measures were in place in fiscal 2024 and is the primary reason operating expenses remained comparable to last year operating expenses.

Fiscal 2024 Lighting Segment operating income of $33.3 million increased 5% from operating income of $31.6 million in fiscal 2023 primarily due to an improvement in gross profit on lower sales and effective operating expense cost controls.

Display Solutions Segment

(In thousands)		2024		2023
Net Sales	$	207,225	$	224,528
Gross Profit	$	44,195	$	50,179
Operating Income	$	19,969	$	24,920

Display Solutions Segment net sales of $207.2 million in fiscal 2024 decreased 8% from fiscal 2023 net sales of $224.5 million. The decline in sales is due largely to lower demand in the grocery vertical primarily driven by the lengthy regulatory review of the proposed merger of two large grocery store chains.

Gross profit of $44.2 million in fiscal 2024 decreased 12% from fiscal 2023. Gross profit as a percentage of net sales decreased to 21.3% in fiscal 2024 compared from 22.3% in fiscal 2023. The decrease in gross profit and corresponding decline in gross profit as a percentage of sales was driven mostly by lower volume and by a shift in product mix.

Operating expenses of 24.2 million in fiscal 2024 decreased 4% from fiscal 2023. The decrease in operating expenses was primarily driven by efforts to manage costs in line with the decline in net sales.
Fiscal 2024 Display Solutions Segment operating income of $20.0 million decreased 20% from operating income of $24.9 million in fiscal 2023. The decrease in operating income was primarily driven by the decrease in net sales.

Corporate and Eliminations

(In thousands)		2024		2023
Gross (Loss)/Profit	$	(53)	$	5
Operating (Loss)	$	(17,779)	$	(19,525)

The gross (loss)/profit relates to the intercompany profit in inventory elimination.

Operating expenses of $17.8 million in fiscal 2024 decreased 9% from fiscal 2023. The decrease was primarily the result of cost containment initiatives across several of the Company's cost categories to align with a decline in sales.

Consolidated Results

Net interest expense of $2.2 million in fiscal 2024 compared to $3.7 million net interest expense in fiscal 2023. The decrease in interest expense was the net result of the Company's repayment of debt from cash generated by operations through the third quarter of fiscal 2024 partially offset by the debt incurred related to the acquisition of EMI Industries, LLC in the fourth quarter. The Company also recorded $0.3 million of other expense in fiscal 2024 compared to a negligible amount of other expense in fiscal 2023, related to net foreign exchange currency transaction net losses through our Mexican and Canadian subsidiaries.

The $8.1million of tax expense in fiscal 2024 reflects a consolidated effective tax rate of 24.5% compared to the $7.6 million of income tax expense in fiscal 2023 which represents a consolidated effective tax rate of 22.7%. The increase in the effective tax rate is primarily driven by an increase in state, local and foreign income taxes across the multiple tax jurisdictions where LSI has a physical presence.

Reported net income of $25.0 million in fiscal 2024 compared to net income of $25.8 million in fiscal 2023. Non-GAAP adjusted net income was $28.6 million in fiscal 2024 compared to adjusted net income of $29.0 million in fiscal 2023 (Refer to the Non-GAAP tables above). Fiscal 2024 Non-GAAP adjusted net income was approximately equal to the same period last year on a 6% decline in net sales. Diluted earnings per share of $0.83 was reported in fiscal 2024 compared to $0.88 diluted earnings per share in fiscal 2023. The weighted average common shares outstanding for purposes of computing diluted earnings per share in fiscal 2024 were 30,068,000 shares compared to 29,316,000 shares in fiscal 2023.

Liquidity and Capital Resources

The Company considers our level of cash on hand, borrowing capacity, current ratio and working capital levels to be our most important measures of short-term liquidity. For long-term liquidity indicators, we believe our ratio of long-term debt to equity and our historical levels of net cash flows from operating activities to be the most important measures.

Working capital was $83.3 million at June 30, 2024, compared to $73.3 million at June 30, 2023. The ratio of current assets to current liabilities was 2.05 to 1 as of June 30, 2024, compared to a ratio of 1.96 to 1 as of June 30, 2023. The acquisition of EMI Industries, LLC (EMI) in the fourth quarter of fiscal 2024 accounted for $12.7 million of the increase in net working capital. When the impact of the acquisition of EMI is removed from the year-over-year comparison, net working capital decreased $2.7 million. The net decrease in net working capital excluding EMI was mostly due to a $12.4 million decrease in net accounts receivable, a decrease of $4.0 million in net inventory, partially offset by a $12.4 million decrease in accounts payable and accrued expenses.

Net accounts receivable were $78.6 million and $77.7 million at June 30, 2024, and June 30, 2023, respectively with EMI accounting for $13.3 million of net accounts receivable as of June 30, 2024. Net accounts receivable decreased $12.4 million excluding EMI's net accounts receivable. Days Sales Outstanding (DSO) was 58 days and 57 days as of June 30, 2024, and June 30, 2023, respectively. We believe that our receivables are ultimately collectible or recoverable, net of certain reserves, and that aggregate allowances for credit losses are adequate.

Net inventories were $70.9 million and $63.7 million at June 30, 2024, and June 30, 2023, respectively, with EMI accounting for $11.2 million of the $70.9 million total net inventory at June 30, 2024. Net inventory decreased $4.0 million excluding EMI's net inventory. The decrease of $4.0 million is the net result of a $5.9 million decrease in Lighting Segment inventory partially offset by a $1.8 million increase in Display Solutions Segment inventory. Display Solutions inventory increased to support program initiatives.

Cash generated from operations and borrowing capacity under our credit facility is our primary source of liquidity. In September 2021, we amended our previous $100 million secured line of credit, to a $25 million term loan and the remaining $75 million as a secured revolving line of credit. Both facilities expire in the third quarter of fiscal 2026. As of June 30, 2024, $36.2 million of the line of credit was available. As of June 30, 2024, we are in compliance with all of our loan covenants. We believe that our $100 million credit facility plus cash flows from operating activities are adequate for operational and capital expenditure needs for the next 12 months.

The Company generated $43.4 million of cash from operating activities in fiscal 2024 compared to a generation of cash of $49.6 million in fiscal 2023. The Company continues to effectively manage its working capital while generating cash flow from earnings, resulting in strong cash flow from operations.

The Company used $55.3 million of cash from investing activities in fiscal 2024 compared to a use of cash of $3.2 million in fiscal 2023. The Company acquired EMI Industries, LLC in the fourth quarter of fiscal 2024 for $49.9 million which contributed significantly to the $55.3 million investing activities in fiscal 2024. Capital expenditures accounted for the remainder of the fiscal 2024 use of cash for investing purposes totaling $5.4 million compared to $3.2 million in fiscal 2023. The Company has increased its investment in equipment and tooling year-over-year to support sales growth and new products.

The Company generated cash of $14.3 million related to financing activities in fiscal 2024 compared to a net use of cash of $47.1 million in fiscal 2023. The acquisition of EMI in the fourth quarter of fiscal 2024 resulted in the need to borrow from the Company's revolving line of credit which contributed to the net increase in borrowings in fiscal 2024 and resulted in the generation of cash related to financing activities. With the exception of the acquisition of EMI and the need to borrow against the Company's credit facility, the Company continues to generate positive cash flow and effectively manages working capital to pay down its line of credit. The Company also received $1.8 million and $3.9 million of cash payments in fiscal 2024 and fiscal 2023, respectively, related to the exercise of employee stock options.

The Company has on its balance sheet financial instruments consisting primarily of cash and cash equivalents, revolving lines of credit, and long-term debt. The fair value of these financial instruments approximates carrying value because of their short-term maturity and/or variable, market-driven interest rates.

Off-Balance Sheet Arrangements

We have no financial instruments with off-balance sheet risk.

Cash Dividends

In August 2024, the Board of Directors declared a regular quarterly cash dividend of $0.05 per share payable September 3, 2024, to shareholders of record as of August 26, 2024. The indicated annual cash dividend rate for fiscal 2024 was $0.20 per share. The Board of Directors has adopted a policy regarding dividends which indicates that dividends will be determined by the Board of Directors at its discretion based upon its evaluation of earnings, cash flow requirements, financial conditions, debt levels, stock repurchases, future business developments and opportunities, and other factors deemed relevant.

Critical Accounting Policies and Use of Estimates

We have adopted various accounting policies to prepare the consolidated financial statements in accordance with U.S. GAAP. Our significant accounting policies are described in Note 1. "Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements. Some of those significant accounting policies require us to make difficult, subjective, or complex judgments or estimates. An accounting estimate is considered to be critical if it meets both of the following criteria: (i) the estimate requires assumptions about matters that are highly uncertain at the time the accounting estimate is made, and (ii) different estimates reasonably could have been used, or changes in the estimate that are reasonably likely to occur may have a material impact on our financial condition or results of operations. The significant accounting policy that management believes is critical to the understanding and evaluating our reported financial results is the warranty reserve. For further information see Note 1. "Summary of Significant Accounting Policies " of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Warranty Reserves:

The Company offers a limited warranty that its products are free from defects in workmanship and materials. The specific terms and conditions vary somewhat by product line, but generally cover defective products returned within one to five years, with some exceptions where the terms extend to 10 years, from the date of shipment. The Company records warranty liabilities to cover the estimated future costs for repair or replacement of defective returned products as well as products that need to be repaired or replaced in the field after installation. The Company calculates its liability for warranty claims by applying estimates based upon historical claims as a percentage of sales to cover unknown claims, as well as estimating the total amount to be incurred for known warranty issues. Warranty reserves are subject to large reserve adjustments when actual warranty costs differ significantly from cost estimates. The Company also periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amount as necessary which can also cause large reserve adjustments. These adjustments may be required in the future, which could adversely affect our gross profit and results of operations. The same methodology was used for calculating warranty reserves in fiscal 2023 and fiscal 2024 which resulted in a modest increase in the reserve in fiscal 2024.

Business Combination:

From time to time, the Company enters into business combinations. Business acquisitions are accounted for using the acquisition method of accounting, which allocates the fair value of the purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. In the fair value evaluation of intangible assets acquired, there are significant estimates and assumptions, including forecasts of future cash flows, revenues; and earnings before interest, taxes, depreciation and amortization; as well as the selection of the royalty rates and discount rates. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. The acquisition method of accounting also requires us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could have a material impact on our financial condition and results of operations.

Additionally, uncertain tax positions and tax-related valuation allowances are initially recorded in connection with a business combination as of the acquisition date. We continue to collect information and reevaluate these estimates and assumptions periodically and record any adjustments to preliminary estimates to goodwill, provided we are within the measurement period. If outside of the measurement period, any subsequent adjustments are recorded to the consolidated statement of operations.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of LSI Industries Inc. and subsidiaries (the "Company" or "LSI") is responsible for the preparation and accuracy of the financial statements and other information included in this report. LSI's Management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rules 13a-15(f). Under the supervision and with the participation of Management, including LSI's principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting as of June 30, 2024, based on the criteria set forth in "the 2013 Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the reality that judgments in decision making can be faulty, the possibility of human error, and the circumvention or overriding of the controls and procedures.

In meeting its responsibility for the reliability of the financial statements, the Company depends upon its system of internal accounting controls. The system is designed to provide reasonable assurance that assets are safeguarded and that transactions are properly authorized and recorded. The system is supported by policies and guidelines, and by careful selection and training of financial management personnel. The Company also has a Disclosure Controls Committee, whose responsibility is to help ensure appropriate disclosures and presentation of the financial statements and notes thereto. Additionally, the Company has an Internal Audit Department to assist in monitoring compliance with financial policies and procedures.

The Board of Directors meets its responsibility for overview of the Company's financial statements through its Audit Committee which is composed entirely of independent Directors who are not employees of the Company. The Audit Committee meets periodically with Management and Internal Audit to review and assess the activities of each in meeting their respective responsibilities. Grant Thornton LLP has full access to the Audit Committee to discuss the results of their audit work, the adequacy of internal accounting controls, and the quality of financial reporting.

The Company acquired EMI Industries, LLC (EMI) on April 18, 2024. Management excluded EMI from its evaluation of the effectiveness of the internal control over financial reporting as of June 30, 2024. Including goodwill and acquired intangible assets, EMI represented 21% of the Company's total consolidated assets as of June 30, 2024, and 4% of the Company's total consolidated sales for the fiscal year ended June 30, 2024.

Based upon LSI's evaluation, the Company's principal executive officer and principal financial officer concluded that internal control over financial reporting was effective as of June 30, 2024. We reviewed the results of Management's assessment with the Audit Committee of our Board of Directors. Additionally, our independent registered public accounting firm audited and independently assessed the effectiveness of the Company's internal control over financial reporting. Grant Thornton LLP, an independent registered public accounting firm, has issued an opinion on the effectiveness of the Company's internal control over financial reporting, which is presented in the financial statements.

James A. Clark
President and Chief Executive Officer
(Principal Executive Officer)

James E. Galeese
Executive Vice President and Chief Financial Officer
(Principal Financial Officer, Principal Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
LSI Industries Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of LSI Industries Inc. (an Ohio corporation) and subsidiaries (the "Company") as of June 30, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the two years in the period ended June 30, 2024, and the related notes and financial statement schedule included under Item 8 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of June 30, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated September 11, 2024 expressed unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Acquisition of EMI Industries, LLC

As discussed in Note 2 to the consolidated financial statements, the Company completed an acquisition agreement wherein the Company acquired 100% ownership of EMI Industries, LLC in April 2024 for total consideration of $49.9M resulting in the addition of $15.7M of intangible assets. The acquisition was accounted for as a business combination. We identified the valuation of the acquired trade name and customer relationships as a critical audit matter.

The principal considerations for our determination that the valuation of the acquired trade name and customer relationships is a critical audit matter is that the valuation of the acquired trade name and customer relationships was considered especially challenging and required significant auditor judgment due to the complex determination by management of the appropriate assumptions, which includes prospective financial information and discount rate for the valuation of the acquired trade name and customer relationships. The Company, utilizing third-party specialists, used income valuation models including Relief from Royalty Method and the Multi-Period Excess Earning Method (MPEEM) to measure the identified trade name and customer relationships, respectively. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve professionals having expertise in the valuation of acquired intangible assets, when performing audit procedures to evaluate management's judgments and conclusions related to the valuation of the acquired trade name and customer relationships.

Our audit procedures related to the valuation of the acquired trade name and customer relationships included the following, among others:

- Tested management's process and related internal controls for developing fair value estimates including the development of key assumptions, including prospective financial information and discount rate for the valuation of the acquired trade name and customer relationships

- Tested the completeness and accuracy of the underlying data used to develop the fair value estimates

- Evaluated the appropriateness of the valuation models and methodologies used by management with the assistance of professionals with specialized skills and knowledge

- Assessed the reasonableness of management's forecast by comparing the projections to historical results and external sources, including industry trends

- Involved professionals with specialized skills and knowledge to assist in the evaluation of the significant assumptions used by management including prospective financial information and discount rate for the valuation of the acquired trade name and customer relationships

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2009.

Chicago, Illinois
September 11, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
LSI Industries Inc.

Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of LSI Industries Inc. (an Ohio corporation) and subsidiaries (the "Company") as of June 30, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended June 30, 2024, and our report dated September 11, 2024 expressed an unqualified opinion on those financial statements.

Basis for opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Our audit of, and opinion on, the Company's internal control over financial reporting does not include the internal control over financial reporting of EMI Industries, LLC ("EMI"), a wholly-owned subsidiary, whose financial statements reflect total assets and revenues constituting 21 percent and 4 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2024. As indicated in Management's Report on Internal Control Over Financial Reporting, EMI was acquired during fiscal year 2024. Management's assertion on the effectiveness of the Company's internal control over financial reporting excluded internal control over financial reporting of EMI.

Definition and limitations of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Chicago, Illinois
September 11, 2024

LSI INDUSTRIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended June 30, 2024, and 2023
(In thousands, except per share data)

		Twelve Months Ended		
		2024		**2023**
Net Sales	$	469,638	$	496,979
Cost of products and services sold		335,962		360,003
Restructuring/Severance costs		508		31
Gross profit		133,168		136,945
Selling and administrative expenses		97,619		99,882
Severance costs		32		35
Operating income		35,517		37,028
Interest expense		2,156		3,687
Other expense		262		15
Income before income taxes		33,099		33,326
Income tax expense		8,122		7,564
Net income	$	24,977	$	25,762
Earnings per common share (see Note 4)				
Basic	$	0.86	$	0.92
Diluted	$	0.83	$	0.88
Weighted average common shares outstanding				
Basic		29,049		28,127
Diluted		30,068		29,316

The accompanying notes are an integral part of these financial statements.

LSI INDUSTRIES INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended June 30, 2024, and 2023
(In thousands)

(In thousands)

	2024	2023
Net Income	$ 24,977	$ 25,762
Foreign currency translation adjustment	(137)	294
Comprehensive Income	$ **24,840**	$ **26,056**

The accompanying notes are an integral part of these financial statements.

LSI INDUSTRIES INC.
CONSOLIDATED BALANCE SHEETS
June 30, 2024, and 2023
(In thousands, except shares)

	June 30, 2024	June 30, 2023
ASSETS		
Current assets		
Cash and cash equivalents	$ 4,110	$ 1,828
Accounts receivable, less allowance for credit losses of $848 and $435, respectively	78,626	77,681
Inventories	70,913	63,718
Refundable income tax	3,197	3,120
Other current assets	5,653	3,529
Total current assets	162,499	149,876
Property, plant and equipment, at cost		
Land	4,010	4,010
Buildings	24,757	24,561
Machinery and equipment	74,204	67,457
Buildings under finance leases	2,033	2,033
Construction in progress	1,611	1,231
	106,615	99,292
Less accumulated depreciation	(73,655)	(73,861)
Net property, plant and equipment	32,960	25,431
Goodwill	57,397	45,030
Intangible assets, net	73,916	63,203
Operating lease right-of-use assets	15,912	8,921
Other long-term Assets, net	6,116	3,688
Total assets	$ 348,800	$ 296,149

The accompanying notes are an integral part of these financial statements.

LSI INDUSTRIES INC.
CONSOLIDATED BALANCE SHEETS (continued)
June 30, 2024, and 2023
(In thousands, except shares)

	June 30, 2024	June 30, 2023
LIABILITIES & SHAREHOLDERS' EQUITY		
Current liabilities		
Current maturities of long-term debt	$ 3,571	$ 3,571
Accounts payable	32,192	29,206
Accrued expenses	43,444	43,785
Total current liabilities	79,207	76,562
Long-term debt	50,658	31,629
Finance lease liabilities	636	960
Operating lease liabilities	11,267	5,954
Other long-term liabilities	2,677	3,466
Commitments and contingencies (Note 14)		
Shareholders' Equity		
Preferred shares, without par value; Authorized 1,000,000 shares, none issued	-	-
Common shares, without par value; Authorized 50,000,000 shares; Outstanding 29,222,414 and 28,488,570 shares, respectively	156,365	148,691
Treasury shares, without par value	(8,895)	(7,166)
Key Executive Compensation	8,895	7,166
Retained earnings	47,788	28,548
Accumulated other comprehensive income	202	339
Total shareholders' equity	204,355	177,578
Total liabilities & shareholders' equity	$ 348,800	$ 296,149

The accompanying notes are an integral part of these financial statements.

LSI INDUSTRIES INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended June 30, 2024, and 2023
(amounts in thousands)

	Common Shares		Treasury Shares		Key Executive Compensation Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Number Of Shares	Amount	Number Of Shares	Amount				
Balance at June 30, 2022	27,484	$ 139,500	(822)	$ (5,927)	$ 5,927	$ 8,224	$ 45	$ 147,769
Net Income	-	-	-	-	-	25,762	-	25,762
Other comprehensive gain..	-	-	-	-	-	-	294	294
Board stock compensation..	44	368	-	-	-	-	-	368
ESPP stock awards	14	142						142
Restricted stock units issued, net of shares withheld for tax withholdings	301	(896)	-	-	-	-	-	(896)
Shares issued for deferred compensation	207	2,017	-	-	-	-	-	2,017
Activity of treasury shares, net..................................	-	-	(100)	(1,239)	-	-	-	(1,239)
Deferred stock compensation	-	-	-	-	1,239	-	-	1,239
Stock-based compensation expense	-	3,698	-	-	-	-	-	3,698
Stock options exercised, net...................................	438	3,862	-	-	-	-	-	3,862
Dividends — $0.20 per share	-	-	-	-	-	(5,438)	-	(5,438)
Balance at June 30, 2023	28,488	$ 148,691	(922)	$ (7,166)	$ 7,166	$ 28,548	$ 339	$ 177,578
Net Income	-	-	-	-	-	24,977	-	24,977
Other comprehensive (loss)	-	-	-	-	-	-	(137)	(137)
Board stock compensation..	32	450	-	-	-	-	-	450
ESPP stock awards	14	194	-	-	-	-	-	194
Restricted stock units issued, net of shares withheld for tax withholdings	324	(447)	-	-	-	-	-	(447)
Shares issued for deferred compensation	131	1,875	-	-	-	-	-	1,875
Activity of treasury shares, net..................................	-	-	(114)	(1,729)	-	-	-	(1,729)
Deferred stock compensation	-	-	-	-	1,729	-	-	1,729
Stock-based compensation expense	-	3,814	-	-	-	-	-	3,814
Stock options exercised, net...................................	233	1,788	-	-	-	-	-	1,788
Dividends — $0.20 per share	-	-	-	-	-	(5,737)	-	(5,737)
Balance at June 30, 2024	29,222	$ 156,365	(1,036)	$ (8,895)	$ 8,895	$ 47,788	$ 202	$ 204,355

The accompanying notes are an integral part of these financial statements.

LSI INDUSTRIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 2024, and 2023
(In thousands)

	2024	2023
Cash Flows from Operating Activities		
Net income	$ 24,977	$ 25,762
Non-cash items included in net income		
Depreciation and amortization	9,999	9,664
Deferred income taxes	(1,608)	(418)
Deferred compensation plan	1,875	2,017
Stock compensation expense	3,814	3,698
ESPP discount	194	142
Issuance of common shares as compensation	450	368
Loss on disposition of fixed assets	306	59
Allowance for credit losses	57	(19)
Inventory obsolescence reserve	(1,259)	2,496
Changes in certain assets and liabilities:		
Accounts receivable	10,384	88
Inventories	6,310	8,207
Refundable income taxes	(77)	(2,079)
Accounts payable	(4,117)	(5,577)
Accrued expenses and other	(7,913)	5,180
Net cash flows provided by operating activities	43,392	49,588
Cash Flows from Investing Activities		
Acquisition of EMI	(49,900)	-
Purchases of property, plant, and equipment	(5,388)	(3,208)
Proceeds from the sale of fixed assets	35	5
Net cash flows (used in) investing activities	(55,253)	(3,203)
Cash Flows from Financing Activities		
Payments on long-term debt	(139,884)	(198,306)
Borrowings on long-term debt	158,912	153,910
Cash dividends paid	(5,737)	(5,438)
Shares withheld on employees' taxes	(447)	(896)
Payments on financing lease obligations	(324)	(281)
Proceeds from stock option exercises	1,788	3,862
Net cash flows provided by (used in) financing activities	14,308	(47,149)
Change related to Foreign Currency	(165)	130
Increase (decrease) in cash and cash equivalents	2,282	(634)
Cash and cash equivalents at beginning of period	1,828	2,462
Cash and cash equivalents at end of period	$ 4,110	$ 1,828

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation:

The consolidated financial statements include the accounts of LSI Industries Inc. (an Ohio corporation) and its subsidiaries (collectively, the "Company"), all of which are wholly owned. All intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition:

The Company recognizes revenue when it satisfies the performance obligation in its customer contracts or purchase orders. Most of the Company's products have a single performance obligation which is satisfied at a point in time when control is transferred to the customer. Control is generally transferred at time of shipment when title and risk of ownership passes to the customer. For customer contracts with multiple performance obligations, the Company allocates the transaction price and any discounts to each performance obligation based on relative standalone selling prices. Payment terms are typically within 30 to 90 days from the shipping date, depending on the terms with the customer. The Company offers standard warranties that do not represent separate performance obligations.

Installation is a separate performance obligation, except for the Company's digital signage products. For digital signage products, installation is not a separate performance obligation as the product and installation is the combined item promised in digital signage contracts. The Company is not always responsible for installation of products it sells and has no post-installation responsibilities other than standard warranties.

A number of the Company's display solutions and select lighting products are customized for specific customers. As a result, these customized products do not have an alternative use. For these products, the Company has a legal right to payment for performance to date and generally does not accept returns on these items. The measurement of performance is based upon cost plus a reasonable profit margin for work completed. Because there is no alternative use and there is a legal right to payment, the Company transfers control of the item as the item is being produced and therefore, recognizes revenue over time. The customized product types are as follows:

- Customer specific branded print graphics
- Electrical components based on customer specifications
- Digital signage and related media content

The Company also offers installation services for its display solutions elements and select lighting products. Installation revenue is recognized over time as the customer simultaneously receives and consumes the benefits provided through the installation process.

For these customized products and installation services, revenue is recognized using a cost-based input method: recognizing revenue and gross profit as work is performed based on the relationship between the actual cost incurred and the total estimated cost for the performance obligation.

On occasion, the Company enters into bill-and-hold arrangements on a limited basis. Each bill-and-hold arrangement is reviewed and revenue is recognized only when certain criteria have been met: (1) the customer has requested delayed delivery and storage of the products by the Company because the customer wants to secure a supply of the products but lacks storage space; (ii) the risk of ownership has passed to the customer; (iii) the products are segregated from the Company's other inventory items held for sale; (iv) the products are ready for shipment to the customer; and (v) the Company does not have the ability to use the products or direct them to another customer.

Disaggregation of Revenue

The Company disaggregates the revenue from contracts with customers by the timing of revenue recognition because the Company believes it best depicts the nature, amount, and timing of its revenue and cash flows. The table below presents a reconciliation of the disaggregation by reportable segments:

(In thousands)	Twelve Months Ended June 30, 2023			
		Lighting Segment		Display Solutions Segment
Timing of revenue recognition				
Products and services transferred at a point in time	$	234,736	$	177,564
Products and services transferred over time		37,715		46,964
	$	272,451	$	224,528
Type of Product and Services				
LED lighting, digital signage solutions, electronic circuit boards	$	224,529	$	25,011
Poles and other display solutions elements		44,473		156,057
Project management, installation services, shipping and handling		3,449		43,460
	$	272,451	$	224,528

(In thousands)	Twelve Months Ended June 30, 2024			
		Lighting Segment		Display Solutions Segment
Timing of revenue recognition				
Products and services transferred at a point in time	$	219,820	$	151,972
Products and services transferred over time		42,593		55,253
	$	262,413	$	207,225
Type of Product and Services				
LED lighting, digital signage solutions, electronic circuit boards	$	215,758	$	32,521
Poles and other display solutions elements		43,719		132,604
Project management, installation services, shipping and handling		2,936		42,100
	$	262,413	$	207,225

Practical Expedients and Exemptions

- The Company's contracts with customers have an expected duration of one year or less, as such, the Company applies the practical expedient to expense sales commissions as incurred and has omitted disclosures on the amount of remaining performance obligations.
- Shipping costs that are not material in context of the delivery of products are expensed as incurred.
- The Company's accounts receivable balance represents the Company's unconditional right to receive payment from its customers with contracts. Payments are generally due within 30 to 90 days of completion of the performance obligation and invoicing; therefore, payments do not contain significant financing components.
- The Company collects sales tax and other taxes concurrent with revenue-producing activities which are excluded from revenue. Shipping and handling costs are treated as fulfillment activities and included in cost of products and services sold on the Consolidated Statements of Operations.

Credit and Collections:

The Company maintains allowances for credit losses for probable estimated losses resulting from either customer disputes or the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in their inability to make the required payments, the Company may be required to record additional allowances or charges against income. The Company determines its allowance for credit losses by first considering all known collectability problems of customers' accounts, and then applying certain percentages against the various aging categories based on the due date of the remaining receivables. The resulting allowance for credit losses is an estimate based upon the Company's knowledge of its business and customer base, the current economic climate, and historical trends. Receivables deemed uncollectable are written-off against the allowance for credit losses after all reasonable collection efforts have been exhausted. The Company also establishes allowances, at the time revenue is recognized, for returns, discounts, pricing, and other possible customer deductions. These allowances are based upon historical trends. The following table presents the Company's net accounts receivable at the dates indicated.

Net Accounts Receivable

(In thousands)	June 30, 2024	June 30, 2023
Accounts receivable	$ 79,474	$ 78,116
Less: Allowance for credit losses	(848)	(435)
Accounts receivable, net	$ 78,626	$ 77,681

The net accounts receivable balance as of June 30, 2022 was $77.8 million.

Cash and Cash Equivalents:

The cash balance includes cash and cash equivalents which have original maturities of less than three months. Cash and cash equivalents consist primarily of bank deposits and a bank money market account that is stated at cost, which approximates fair value. The Company maintains balances at financial institutions in the United States, Canada, and Mexico. In the United States, the FDIC limit for insurance coverage on non-interest-bearing accounts is $250,000 per institution. As of June 30, 2024, and June 30, 2023, the Company had bank balances of $3.3 million and $2.3 million, respectively, without insurance coverage.

Inventories, Net:

Inventories are stated at the lower of cost or net realizable value. Cost of inventories includes the cost of purchased raw materials and purchased components, direct labor, as well as manufacturing overhead which is generally applied to inventory based on direct labor and on material content, is determined on the first-in, first-out basis.

The Company maintains an inventory reserve for obsolete and excess inventory. The Company first determines its excess and obsolete inventory reserve by considering specific known obsolete items, and then by applying certain percentages to specific inventory categories based upon inventory turns. The Company uses various tools, in addition to inventory turns, to identify which inventory items have the potential to become obsolete. Judgment is used to establish excess and obsolete inventory reserves and management adjusts these reserves as more information becomes available about the ultimate disposition of the inventory item.

Property, Plant and Equipment and Related Depreciation:

Property, plant, and equipment are stated at cost. Major additions and betterments are capitalized while maintenance and repairs are expensed. For financial reporting purposes, depreciation is computed on the straight-line method over the estimated useful lives of the assets as follows:

Buildings (in years)	28	-	40
Machinery and equipment (in years)	3	-	10
Computer software (in years)	3	-	8

Costs related to the purchase, internal development, and implementation of the Company's fully integrated enterprise resource planning/business operating software system are either capitalized or expensed. Leasehold improvements are depreciated over the shorter of fifteen years or the remaining term of the lease.

The Company recorded $5.0 million and $4.9 million of depreciation expense in the years ended June 30, 2024, and 2023 respectively.

Goodwill and Intangible Assets:

Intangible assets consisting of customer relationships, trade names and trademarks, patents, technology and software are recorded on the Company's balance sheet. The definite-lived intangible assets are being amortized to expense over periods ranging between five and twenty years. The Company evaluates definite-lived intangible assets for possible impairment when triggering events are identified. Neither indefinite-lived intangible assets nor the excess of cost over fair value of assets acquired ("goodwill") are amortized, however, they are subject to review for impairment. See additional information about goodwill and intangible assets in Note 7.

Fair Value:

The Company has financial instruments consisting primarily of cash and cash equivalents, revolving lines of credit, accounts receivable, accounts payable, and long-term debt. The fair value of these financial instruments approximates carrying value because of their short-term maturity and/or variable, market-driven interest rates. The Company has no financial instruments with off-balance sheet risk.

Fair value measurements of nonfinancial assets and nonfinancial liabilities are primarily used in goodwill and other intangible asset impairment analyses, long-lived asset impairment analyses and valuation of acquired assets and assumed liabilities. The accounting guidance on fair value measurement was used to measure the fair value of these nonfinancial assets and nonfinancial liabilities.

Product Warranties:

The Company offers a limited warranty that its products are free from defects in workmanship and materials. The specific terms and conditions vary somewhat by product line, but generally cover defective products returned within one to five years, with some exceptions where the terms extend to 10 years, from the date of shipment. The Company records warranty liabilities to cover the estimated future costs for repair or replacement of defective returned products as well as products that need to be repaired or replaced in the field after installation. The Company calculates its liability for warranty claims by applying estimates based upon historical claims as a percentage of sales to cover unknown claims, as well as estimating the total amount to be incurred for known warranty issues. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amount as necessary.

Changes in the Company's warranty liabilities, which are included in accrued expenses in the accompanying consolidated balance sheets, during the periods indicated below were as follows:

Product Warranties

(In thousands)	June 30, 2024		June 30, 2023	
Balance at beginning of the period	$	6,501	$	4,491
Addition from acquired company		345		-
Additions charged to expense		3,781		6,626
Deductions for repairs and replacements		(4,004)		(4,616)
Balance at end of the period	$	6,623	$	6,501

Employee Benefit Plans:

The Company has a 401(k) retirement plan whereby employee's contributions to the 401(k) are matched by the Company. The 401(k) match program covers substantially all of its employees. The Company also has a nonqualified deferred compensation plan covering certain employees. The costs of employee benefit plans are charged to expense and funded annually. Total costs were $2.3 million and $2.5 million in June 30, 2024, and 2023, respectively.

Research and Development Costs:

Research and development costs are directly attributable to new product development, including the development of new technology for both existing and new products, and consist of salaries, payroll taxes, employee benefits, materials, outside legal costs and filing fees related to obtaining patents, supplies, depreciation, and other administrative costs. The Company expenses as research and development all costs associated with development of software used in solid-state LED products. All costs are expensed as incurred and are included in selling and administrative expenses. Research and development costs related to both product and software development totaled $3.5 million and $3.4 million for the fiscal years ended June 30, 2024, and 2023, respectively.

Cost of Products and Services Sold:

Cost of products sold is primarily comprised of direct materials and supplies consumed in the manufacture of products, as well as manufacturing labor, depreciation expense and direct overhead expense necessary to acquire and convert the purchased materials and supplies into finished product. Cost of products sold also includes the cost to distribute products to customers, inbound freight costs, warehousing costs and other shipping and handling activity. Cost of services sold is primarily comprised of the internal and external labor costs required to support the Company's project management and installation costs to support its service revenue along with the management of media content.

Stock-Based Compensation:

The Company accounts for stock-based compensation to certain employees in accordance with accounting guidance for stock-based compensation. The accounting guidance requires companies to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, restricted stock units, and performance stock unites, based on the grant date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. Equity award forfeitures are recognized at the date of employee termination.

Earnings Per Common Share:

The computation of basic earnings per common share is based on the weighted average common shares outstanding for the period net of treasury shares held in the Company's nonqualified deferred compensation plan. The computation of diluted earnings per share is based on the weighted average common shares outstanding for the period and includes common share equivalents. Common share equivalents include the dilutive effect of stock options, restricted stock units, contingently issuable shares and common shares to be issued under a deferred compensation plan, all of which totaled 2,087,000 shares and 2,156,000 shares in fiscal 2024 and 2023, respectively. See further discussion in Note 4.

Income Taxes:

The Company accounts for income taxes in accordance with the accounting guidance for income taxes. Accordingly, deferred income taxes are provided on items that are reported as either income or expense in different time periods for financial reporting purposes than they are for income tax purposes. Deferred income tax assets are reported on the Company's balance sheet. Significant management judgment is required in developing the Company's income tax provision, including the estimation of taxable income and the effective income tax rates in the multiple taxing jurisdictions in which the Company operates, the estimation of the liability for uncertain income tax positions, the determination of deferred tax assets and liabilities, and any valuation allowances that might be required against deferred tax assets.

Foreign Exchange:

The functional currency of the Company's Mexican subsidiary is the Mexican Peso and the functional currency of the Company's Canadian subsidiary is the Canadian Dollar. Assets and liabilities of foreign operations are translated using period end exchange rates. Revenue and expenses are translated using average exchange rates during each period reported. Translation losses (gains) are reported in accumulated other comprehensive loss (gain) as a component of shareholders equity and was $0.1 million as of June 30, 2024, and ($0.3) million as of June 30, 2023. The Company recognizes foreign currency transaction (gains) and losses on certain assets and liabilities that are denominated in the Mexican Peso and Canadian Dollar. These transaction (gains) and losses are reported in other expense in the consolidated statements of operations and was $0.3 million for the fiscal year ended June 30, 2024, and was a nominal amount for the fiscal year ended June 30, 2023.

New Accounting Pronouncements:

In October 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers," creating an exception to the recognition and measurement principles in ASC 805. The amendment requires that entities apply ASC 606, "Revenue from Contracts with Customers," rather than using fair value, to recognize and measure contracts assets and contract liabilities from contracts with customers acquired in a business combination. The ASU is effective for fiscal years beginning after December 15, 2022, and interim periods therein. Early adoption is permitted, including adoption in an interim period, regardless of whether a business combination occurs in that period. The guidance should be applied prospectively; however, an entity that elects to early adopt in an interim period should apply the amendments to all business combinations that occurred during the fiscal year that includes that interim period. There has not been a material impact on the Company's consolidated financial statements and related disclosures as a result of its adoption of the guidance on July 1, 2023.

In October 2023, the FASB issued ASU *2023-06,* Disclosure Improvements: Codification Amendments in Response to SEC's Disclosure Update and Simplification Initiative. This ASU amends the disclosure or presentation requirements related to various subtopics in the FASB Accounting Standards Codification. The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-*X* or Regulation S-K becomes effective, with early adoption prohibited. The Company will monitor the removal of various requirements from the current regulations in order to determine when to adopt the related amendments, but it does *not* anticipate that the adoption of the new guidance will have a material impact on the Company's consolidated financial statements and related disclosures. The Company will continue to evaluate the impact of this guidance on its consolidated financial statements.

In November 2023*,* the FASB issued ASU 2023-07, Segment Reporting (Topic *280*): Improvements to Reportable Segment Disclosures. This ASU expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The standard requires interim and annual disclosure of significant segment expenses that are regularly provided to the chief operating decision-maker ("CODM") and included within the reported measure of a segment's profit or loss, requires interim disclosures about a reportable segment's profit or loss and assets that are currently required annually, requires disclosure of the position and title of the CODM, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, and contains other disclosure requirements. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, *with* early adoption permitted. The Company is currently evaluating the effect of this new guidance on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09*,* Income Taxes (Topic 740*):* Improvements to Income Tax Disclosures. This ASU requires additional disclosures of various income tax components that affect the rate reconciliation based on the applicable taxing jurisdictions, as well as the qualitative and quantitative aspects of those components. The standard also requires information pertaining to taxes paid to be disaggregated for federal, state and foreign taxes, and contains other disclosure requirements. This ASU is effective for fiscal years beginning after December 15, 2024*,* and interim periods within fiscal years beginning after December 15, 2025*,* with early adoption permitted. The Company is currently evaluating the effect of this new guidance on its consolidated financial statements and related disclosures.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events:

The Company has evaluated subsequent events for potential recognition and disclosure through the date the consolidated financial statements were filed. No items were identified during this evaluation that required adjustment to or disclosure in the accompanying consolidated financial statements.

NOTE 2 — ACQUISITION OF EMI INDUSTRIES, LLC

On April 18, 2024, the Company entered into and consummated the transactions contemplated by an asset purchase agreement with EMI Industries, LLC. (EMI), a Florida-based metal and millwork manufacturer of standard and customized fixtures, displays and equipment for the convenience store, supermarket and restaurant industries, for $50.0 million, of which $0.1 million of the purchase price was retained pending a review of the acquired working capital. The Company incurred acquisition-related costs totaling $1.0 million which are included in the selling and administrative expense line of the consolidated statements of operations. The acquisition of EMI is expected to increase the Company's total addressable markets within the grocery, quick service restaurant and convenience store verticals. The Company funded the acquisition with a combination of cash on hand and from the $75 million revolving line of credit totaling $49.9 million.

The Company accounted for this transaction as a business combination. The Company has preliminarily allocated the purchase price of approximately $49.9 million which includes an estimate of customary post-closing purchase price adjustments to the assets acquired and liabilities assumed at estimated fair values, and the excess of the purchase price over the aggregate fair values is recorded as goodwill. This preliminary allocation is subject to the final determination of the purchase price which will be finalized in fiscal 2025, as well as the potential revision resulting from the finalization of pre-acquisition tax filings. The Company is in the process of finalizing third party valuations of certain assets, as well as finalizing the value of the assets acquired and liabilities assumed. The preliminary allocation of the purchase consideration to the fair value of the assets acquired and liabilities assumed as of April 18, 2024, is as follows:

(In thousands)

Accounts Receivable	$	11,386
Inventory		12,246
Property, Plant and Equipment		7,719
Operating Lease Right-Of-Use Assets		8,734
Other Assets		1,176
Intangible Assets		15,670
Accounts Payable		(7,103)
Accrued Expenses		(6,308)
Operating Lease Liabilities		(5,987)
Identifiable Assets		37,533
Goodwill		12,367
Net Purchase Consideration	$	49,900

The gross amount of accounts receivable acquired was $11.9 million.

Goodwill recorded from the acquisition of EMI is attributable to the impact of the positive cash flow from EMI in addition to expected synergies from the business combination. The goodwill resulting from the acquisition is deductible for tax purposes. The trade name and technology used an income (relief from royalty) approach, the non-compete used an income (with or without) approach, and the customer relationships used an income (excess earnings) approach. The following table presents the details of the intangible assets acquired at the date of acquisition:

		Estimated Fair Value	Estimated Useful Life (Years)
(in thousands)			
Tradename	$	4,880	Indefinite life
Technology assets		3,160	7
Non-compete		140	5
Customer relationships		7,490	20
	$	15,670	

EMI's post-acquisition results of operations for the period from April 18, 2024, through June 30, 2024, are included in the Company's Consolidated Statements of Operations. Since the acquisition date, net sales of EMI for the period from April 18, 2024, through June 30, 2024, were $18.1 million and operating income was $0.7 million. The operating results of EMI are included in the Display Solutions Segment.

<u>Pro Forma Impact of the Acquisition of EMI</u> *(Unaudited)*

The following table represents unaudited pro forma results of operations and gives effect to the acquisition of EMI as if the transaction had occurred on July 1, 2022. The unaudited pro forma results of operations have been prepared for comparative purposes only and are not necessarily indicative of what would have occurred had the business combination been completed at the beginning of the period or the results that may occur in the future. Furthermore, the unaudited pro forma financial information does not reflect the impact of any synergies or operating efficiencies resulting from the acquisition of EMI.

The unaudited pro forma financial information for the twelve months ended June 30, 2024, and June 30, 2023, is prepared using the acquisition method of accounting and has been adjusted to effect to the pro forma events that are: (1) directly attributable to the acquisition; (2) factually supportable; and (3) expected to have a continuing impact on the combined results. The fiscal 2024 unaudited pro forma operating income of $36.3 million excludes acquisition-related expenses of $1.0 million.

(in thousands; unaudited)	Twelve Month Ended June 30			
	2024		2023	
Sales	$	535,849	$	578,169
Gross Profit	$	141,788	$	147,967
Operating Income	$	36,303	$	38,798

NOTE 3 — BUSINESS SEGMENT INFORMATION

The accounting guidance on Segment Reporting establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in financial statements. Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision maker (the Company's Chief Executive Officer or "CODM") in making decisions on how to allocate resources and assess performance. The Company's two operating segments are Lighting and Display Solutions (formerly known as the Graphics Segment), with one executive team under the organizational structure reporting directly to the CODM with responsibilities for managing each segment. Corporate and Eliminations, which captures the Company's corporate administrative activities, is also reported in the segment information.

The Lighting Segment includes non-residential outdoor and indoor lighting fixtures utilizing LED light sources that have been fabricated and assembled for the Company's markets, primarily the refueling and convenience store markets, parking lot and garage markets, quick-service restaurant market, retail and grocery store markets, the automotive market, the warehouse market, and the sports court and field market. The Company also services lighting product customers through the commercial and industrial project, stock and flow, and renovation channels. In addition to the manufacture and sale of lighting fixtures, the Company offers a variety of lighting controls to complement its lighting fixtures which include sensors, photocontrols, dimmers, motion detection and Bluetooth systems. The Lighting Segment also includes the design, engineering and manufacturing of electronic circuit boards, assemblies and sub-assemblies which are sold directly to customers.

The Display Solutions Segment manufactures, sells and installs exterior and interior visual image and display elements, including printed graphics, structural graphics, digital signage, menu board systems, display fixtures, refrigerated displays, and custom display elements. These products are used in visual image programs in several markets including the refueling and convenience store markets, parking lot and garage markets, quick-service restaurant market, retail and grocery store markets, the automotive market, the warehouse market, and the sports court and field market. The Display Solutions Segment also provides a variety of project management services to complement our display elements, such as installation management, site surveys, permitting, and content management which are offered to our customers to support our digital signage.

The Company's corporate administration activities are reported in the Corporate and Eliminations line item. These activities primarily include intercompany profit in inventory eliminations, expense related to certain corporate officers and support staff, the Company's internal audit staff, expense related to the Company's Board of Directors, equity compensation expense for various equity awards granted to corporate administration employees, certain consulting expenses, investor relations activities, and a portion of the Company's legal, auditing, and professional fee expenses. Corporate identifiable assets primarily consist of cash, invested cash (if any), refundable income taxes (if any), and deferred income taxes.

There were no customers or customer programs representing a concentration of 10% or more of the Company's net sales in the fiscal year ended June 30, 2024, or 2023. There was no concentration of accounts receivable at June 30, 2024, or 2023. Summarized financial information for the Company's reportable business segments is provided for the indicated periods and as of June 30, 2024, and June 30, 2023:

(In thousands)	Twelve Months Ended June 30			
	2024		**2023**	
Net Sales:				
Lighting Segment	$	**262,413**	$	272,451
Display Solutions Segment		**207,225**		224,528
	$	**469,638**	$	496,979
Operating Income (Loss):				
Lighting Segment	$	**33,327**	$	31,633
Display Solutions Segment		**19,969**		24,920
Corporate and Eliminations		**(17,779)**		(19,525)
	$	**35,517**	$	37,028
Capital Expenditures:				
Lighting Segment	$	**3,555**	$	1,829
Display Solutions Segment		**1,386**		1,373
Corporate and Eliminations		**447**		6
	$	**5,388**	$	3,208
Depreciation and Amortization:				
Lighting Segment	$	**5,167**	$	5,423
Display Solutions Segment		**4,480**		3,977
Corporate and Eliminations		**352**		264
	$	**9,999**	$	9,664

	June 30, 2024		June 30, 2023	
Identifiable Assets:				
Lighting Segment	$	**130,695**	$	142,941
Display Solutions Segment		**208,248**		145,307
Corporate and Eliminations		**9,857**		7,901
	$	**348,800**	$	296,149

The segment net sales reported above represent sales to external customers. Segment operating income, which is used in management's evaluation of segment performance, represents net sales less all operating expenses. Identifiable assets are those assets used by each segment in its operations.

The Company records a 10% mark-up on most intersegment revenues. Any intersegment profit in inventory is eliminated in consolidation. Intersegment revenues were eliminated in consolidation as follows:

Inter-segment sales

(In thousands)	Twelve Months Ended June 30			
	2024		2023	
Lighting Segment inter-segment net sales	$	**22,852**	$	22,283
Display Solutions Segment inter-segment net sales	$	**797**	$	274

NOTE 4 — EARNINGS PER SHARE

The following table presents the amounts used to compute basic and diluted earnings per common share, as well as the effect of dilutive potential common shares on weighted average shares outstanding:

(in thousands, except per share data)

BASIC EARNINGS PER SHARE	**2024**	**2023**
Net Income	$ 24,977	$ 25,762
Weighted average shares outstanding during the period, net of treasury shares	27,981	27,159
Weighted average vested restricted stock units outstanding	81	73
Weighted average shares outstanding in the Deferred Compensation Plan during the period	987	895
Weighted average shares outstanding	29,049	28,127
Basic income per share	$ 0.86	$ 0.92
DILUTED EARNINGS PER SHARE		
Net Income	$ 24,977	$ 25,762
Weighted average shares outstanding		
Basic	29,049	28,127
Effect of dilutive securities (a):		
Impact of common shares to be issued under stock option plans, and Contingently issuable shares, if any	1,019	1,189
Weighted average shares outstanding	30,068	29,316
Diluted income per share	$ 0.83	$ 0.88
Anti-dilutive securities (b)	54	154

(a) Calculated using the "Treasury Stock" method as if dilutive securities were exercised and the funds were used to purchase common shares at the average market price during the period.

(b) Anti-dilutive securities were excluded in the computation of diluted earnings per share for the year ended June 30, 2024, and June 30, 2023, because the exercise price was greater than the fair market price of the common shares or because the assumed proceeds from the award's exercise or vesting was greater than the average fair market price of the common shares.

NOTE 5 — INVENTORIES, NET

The following information is provided as of the dates indicated:

(In thousands)	**June 30, 2024**	June 30, 2023
Inventories:		
Raw materials	**$ 52,644**	$ 47,689
Work-in-progress	**6,244**	3,373
Finished goods	**12,025**	12,656
Total Inventories	**$ 70,913**	$ 63,718

The Company has open purchase orders primarily related to inventory totaling $43.1 million as of June 30, 2024.

NOTE 6 — ACCRUED EXPENSES

The following information is provided as of the dates indicated:

(In thousands)	June 30, 2024	June 30, 2023
Accrued Expenses:		
Customer prepayments	$ 8,475	$ 5,425
Compensation and benefits	10,217	13,662
Accrued warranty	6,623	6,501
Accrued sales commissions	3,937	5,082
Accrued freight	2,270	3,821
Operating lease liabilities	5,560	3,566
Finance lease liabilities	324	284
Other accrued expenses	6,038	5,444
Total Accrued Expenses	$ 43,444	$ 43,785

NOTE 7 — GOODWILL AND OTHER INTANGIBLE ASSETS

The carrying values of goodwill and other intangible assets with indefinite lives are reviewed at least annually for possible impairment. The Company may first assess qualitative factors in order to determine if goodwill and indefinite-lived intangible assets are impaired. If through the qualitative assessment it is determined that it is more likely than not that goodwill and indefinite-lived assets are not impaired, no further testing is required. If it is determined more likely than not that goodwill and indefinite-lived assets are impaired, or if the Company elects not to first assess qualitative factors, the Company's impairment testing continues with the estimation of the fair value of the reporting unit using a combination of a market approach and an income (discounted cash flow) approach, at the reporting unit level. The estimation of the fair value of reporting unit requires significant management judgment with respect to revenue and expense growth rates, changes in working capital and the selection and use of an appropriate discount rate. The estimates of the fair value of reporting units are based on the best information available as of the date of the assessment. The use of different assumptions would increase or decrease estimated discounted future operating cash flows and could increase or decrease an impairment charge. Company management uses its judgment in assessing whether assets may have become impaired between annual impairment tests. Indicators such as adverse business conditions, economic factors and technological change or competitive activities may signal that an asset has become impaired.

The Company identified its reporting units in conjunction with its annual goodwill impairment testing. The Company has a total of three reporting units that contain goodwill. One reporting unit is within the Lighting Segment and two reporting units are within the Display Solutions Segment. The tradename intangible assets have an indefinite life and are also tested separately on an annual basis. The Company relies upon a number of factors, judgments and estimates when conducting its impairment testing including, but not limited to, the Company's stock price, operating results, forecasts, anticipated future cash flows, and marketplace data. There are inherent uncertainties related to these factors and judgments in applying them to the analysis of goodwill impairment.

<u>Fiscal 2024;</u>

As of March 1, 2024, the Company performed its annual goodwill impairment test on the three reporting units that contain goodwill. The goodwill impairment test of the reporting unit in the Lighting Segment passed with a business enterprise value of $37.3 million or 23% above the carrying value of the reporting unit including goodwill. The goodwill impairment test of one reporting unit with goodwill in the Display Solutions Segment passed with an estimated business enterprise value of $22.7 million which is substantially above the carrying value of the reporting unit including goodwill. The goodwill impairment test of the second reporting unit with goodwill in the Display Solutions Segment passed with an estimated business enterprise value of $95.5 million or 19% above the carrying value of the reporting unit including goodwill.

The Company has two indefinite-lived intangible assets. The Company performed its annual review of indefinite-lived intangible assets utilizing qualitative factors associated with the step zero methodology, as of March 1, 2024, and determined there was no impairment.

Fiscal 2023:

As of March 1, 2023, the Company performed its annual goodwill impairment test on the three reporting units that contain goodwill. The goodwill impairment test of the reporting unit in the Lighting Segment passed with a business enterprise value of $34.4 million or 21% above the carrying value of the reporting unit including goodwill. The goodwill impairment test of one reporting unit with goodwill in the Display Solutions Segment passed with an estimated business enterprise value of $13.6 million which is substantially above the carrying value of the reporting unit including goodwill. The goodwill impairment test of the second reporting unit with goodwill in the Display Solutions Segment passed with an estimated business enterprise value of $99.4 million or 15% above the carrying value of the reporting unit including goodwill.

The Company has two indefinite-lived intangible assets. The Company performed its annual review of indefinite-lived intangible assets as of March 1, 2023, and determined there was no impairment. The impairment test of the first indefinite-lived intangible asset passed with a fair market value of $17.0 million or 399% above its carrying value. The impairment test of the second indefinite-lived intangible asset passed with a fair market value of and $10.5 million or 21% above its carrying value.

The following table presents information about the Company's goodwill on the dates or for the periods indicated:

(In thousands)	Lighting Segment		Display Solutions Segment		Total	
Balance as of June 30, 2023						
Goodwill	$	70,971	$	63,347	$	134,318
Accumulated impairment losses		(61,763)		(27,525)		(89,288)
Goodwill, net as of June 30, 2023	$	9,208	$	35,822	$	45,030
Balance as of June 30, 2024						
Goodwill	$	70,971	$	63,347	$	134,318
Goodwill acquired		-		12,367		12,367
Accumulated impairment losses		(61,763)		(27,525)		(89,288)
Goodwill, net as of June 30, 2024	$	9,208	$	48,189	$	57,397

In fiscal 2024, the Company acquired EMI Industries, LLC, which impacted the amount of goodwill reported.

The gross carrying amount and accumulated amortization by major other intangible asset class is as follows:

(In thousands)	June 30, 2023					
	Gross Carrying Amount		Accumulated Amortization		Net Amount	
Amortized Intangible Assets						
Customer relationships	$	62,083	$	17,817	$	44,266
Patents		268		268		-
LED technology, software		20,966		15,783		5,183
Trade name		2,658		1,156		1,502
Non-compete		260		110		150
Total Amortized Intangible Assets	$	86,235	$	35,134	$	51,101
Indefinite-lived Intangible Assets						
Trademarks and trade names		12,102		-		12,102
Total indefinite-lived Intangible Assets		12,102		-		12,102
Total Other Intangible Assets	$	98,337	$	35,134	$	63,203

(In thousands)	June 30, 2024					
	Gross Carrying Amount		Accumulated Amortization		Net Amount	
Amortized Intangible Assets						
Customer relationships	$	69,573	$	21,332	$	48,241
Patents		268		268		-
LED technology, software		24,126		17,058		7,068
Trade name		2,658		1,265		1,393
Non-compete		400		168		232
Total Amortized Intangible Assets	$	97,025	$	40,091	$	56,934
Indefinite-lived Intangible Assets						
Trademarks and trade names		16,982		-		16,982
Total indefinite-lived Intangible Assets		16,982		-		16,982
Total Other Intangible Assets	$	114,007	$	40,091	$	73,916

(In thousands)	2024		2023
Amortization expense of other intangible assets	$	4,957 $	4,761

The Company expects to record annual amortization expense as follows:

(In thousands)

2025	$	5,739
2026	$	5,733
2027	$	5,512
2028	$	5,125
2029	$	4,497
After 2029	$	30,328

NOTE 8 — REVOLVING LINE OF CREDIT AND LONG-TERM DEBT

The Company's long-term debt as of June 30, 2024, and June 30, 2023, consisted of the following:

(In thousands)	June 30, 2024		June 30, 2023	
Secured line of credit	$	38,766	$	18,729
Term loan, net of debt issuance costs of $14 and $21, respectively		15,463		16,471
Total debt		54,229		35,200
Less: amounts due within one year		3,571		3,571
Total amounts due after one year, net	$	50,658	$	31,629

In September 2021, the Company amended its existing $100 million secured line of credit, to a $25 million term loan and $75 million remaining as a secured revolving line of credit. Both facilities expire in the third quarter of fiscal 2026. The principal of the term loan is repaid annually in the amount of $3.6 million over a five-year period with a balloon payment of the remaining balance due on the last month. Interest on both the revolving line of credit and the term loan is charged based upon an increment over the Secured Overnight Financing Rate (SOFR) or a base rate, at the Company's option. The base rate is calculated as the highest of (a) the Prime rate, (b) the sum of the Overnight Funding Rate plus 50 basis points and (c) the sum of the Daily SOFR Rate plus 100 basis points. The increment over the SOFR borrowing rate fluctuates between 100 and 225 basis points, and the increment over the Base Rate fluctuates between 0 and 125 basis points, both of which depend upon the ratio of indebtedness to earnings before interest, taxes, depreciation, and amortization ("EBITDA"), as defined in the line of credit agreement. As of June 30, 2024, the Company's borrowing rate against its revolving line of credit was 6.5%.The increment over the SOFR borrowing rate will be 125 basis points for the first quarter of fiscal 2025. The fee on the unused balance of the $75 million committed line of credit fluctuates between 15 and 25 basis points. Under the terms of this line of credit, the Company is required to comply with financial covenants that limit the ratio of indebtedness to EBITDA and require a minimum fixed charge ratio. As of June 30, 2024, there was $36.2 million available for borrowing under the $75 million line of credit.

The Company is in compliance with all of its loan covenants as of June 30, 2024.

NOTE 9 — CASH DIVIDENDS

The Company paid cash dividends of $5.7 million and $5.4 million in fiscal years 2024 and 2023, respectively. Dividends on restricted stock units in the amount of $0.1 million were accrued for both fiscal years as of June 30, 2024, and 2023. These dividends are paid upon the vesting of the restricted stock units when shares are issued to the award recipients. In August 2024, the Board of Directors declared a regular quarterly cash dividend of $0.05 per share payable September 3, 2024, to shareholders of record August 26, 2024.

NOTE 10 — EQUITY COMPENSATION

In November 2019, the Company's shareholders approved the 2019 Omnibus Award Plan (as amended on November 1, 2022, the "2019 Omnibus Plan"). The purpose of the 2019 Omnibus Plan is to provide a means through which the Company may attract and retain key personnel and to provide a means by which directors, officers, and employees can acquire and maintain an equity interest in the Company. The 2019 Omnibus Plan replaced the 2012 Stock Incentive Plan ("2012 Stock Plan"). The number of shares of common stock authorized for issuance under the 2019 Omnibus Plan is 5,000,000 which are combined with the remaining shares available under the 2012 Stock Plan. The number of shares reserved for issuance under the 2019 Omnibus Plan is 1,864,129 shares all of which are available for future grant or award as of June 30, 2024. The 2019 Omnibus Plan allows for the grant of non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance stock units and other stock-based awards.

Inducement awards are granted by the Company to attract and retain key executives. Inducement awards are separately registered securities and are not part of the 2019 Omnibus Plan. In fiscal 2024, 126,834 RSUs and 265,687 PSUs were granted.

Employee Stock Purchase Plan

In November of 2021, our board of directors and shareholders approved the LSI Employee Stock Purchase Plan ("ESPP"). A total of 270,000 shares of common stock were provided for issuance under the ESPP. Employees may participate at their discretion and are able to purchase, through payroll deduction, common stock at a 10% discount on a quarterly basis. Employees may end their participation at any time during the offering period, and participation ends automatically upon termination of employment with the company. During fiscal year 2024, employees purchased 14,000 shares. At June 30, 2024, 242,000 shares remained available for purchase under the ESPP.

Stock Options

The fair value of each option on the date of grant was estimated using the Black-Scholes option pricing model. The following table summarizes the weighted-average assumptions used in the Black-Scholes option pricing model to value the stock options granted in the periods indicated. There were no options granted in fiscal 2023.

	2024	2023
Dividend yield	1.4%	-
Expected volatility	35%	-
Risk-free interest rate	0.3%	-
Expected life (in years)	5.0	-
Fair value per share	$ 5.25	-

Stock option expense is recorded on a straight-line basis, or sooner if the grantee is retirement eligible as defined in the 2019 Omnibus Plan, net of forfeitures. The forfeiture rate is based on historical rates and reduces the compensation expense recognized. The expected volatility of the Company's stock was calculated based upon the historic monthly fluctuation in stock price for a period approximating the expected life of option grants. The risk-free interest rate is the rate of a five-year Treasury security at constant, fixed maturity on the approximate date of the stock option grant. The expected life of outstanding options is determined to be less than the contractual term for a period equal to the aggregate group of option holders' estimated weighted average time within which options will be exercised. It is the Company's policy that when stock options are exercised, new common shares shall be issued.

Service-based options have a three-year ratable vesting period beginning one year after the date of grant. Inducement stock options have a term of ten years only if the employee is employed for three years from the date of grant. The maximum exercise period of service-based and performance-based stock options granted under the 2019 Omnibus Plan is ten years.

The Company recorded $0.1 million and $0.3 million of expense related to stock options in fiscal years 2024 and 2023, respectively.

A summary of stock option activity as of June 30, 2024, and changes during the period from July 1, 2023, through June 30, 2024, are as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at June 30, 2023	1,706,963	$ 5.70	5.4	$ 11,705,731
Granted	255,000	$ 14.60		
Exercised	(233,056)	$ 7.35		
Forfeited	-	$ -		
Expired	(1,760)	$ 10.38		
Outstanding at June 30, 2024	1,727,147	$ 6.79	5.3	$ 13,305,057
Exercisable at June 30, 2024	1,472,147	$ 5.44	4.5	$ 13,300,257
Vested and expected to vest at June 30, 2024	1,664,611	$ 6.49	5.1	$ 13,303,742

The aggregate intrinsic value of options exercised during the years ended June 30, 2024, and June 30, 2023, was $1.7 million as of June 30, 2024, and $2.0 million as of June 30, 2023. The Company received $1.8 million and $3.9 million of proceeds from stock options exercises in fiscal 2024 and 2023, respectively.

As of June 30, 2024, there was $0.7 million of unrecognized compensation cost, net of forfeitures, related to stock options, which is expected to be recognized over a weighted-average remaining period of 2.42 years.

For fiscal year 2024, the Company recognized a current income tax benefit of $1.4 million for tax deductions related to equity compensation.

For fiscal year 2023, the Company recognized a current income tax benefit of $0.8 million for tax deductions related to equity compensation. A discrete tax expense of $0.1 million was recognized to reduce deferred tax assets for cancelled awards and detriments in excess of the tax deductions.

Restricted Stock Units

A total of 126,834 RSUs with a weighted average fair value of $12.91 per share were awarded to employees during fiscal 2024. The RSUs awarded during fiscal 2024 have a three-year vesting period, with one-third vesting on each of the anniversary dates. The Company determined the fair value of the awards based on the closing price of the Company stock on the date the RSUs were awarded. The unvested RSUs are non-voting but accrue cash dividends at the same per share rate as those cash dividends declared and paid on LSI's common stock. Dividends on RSUs in the amount of $113,883 and $101,931 were accrued as of June 30, 2024, and 2023, respectively. Accrued dividends are paid to the holder upon vesting of the RSUs and issuance of shares.

The Company recorded $1.5 million and $1.3 million of expense related to RSUs during fiscal year 2024, and 2023, respectively.

A summary of outstanding and unvested RSU activity as of June 30, 2024, and changes during the period from July 1, 2023, through June 30, 2024, are as follows:

	Shares	Weighted-Average Grant Date Fair Value
Unvested at June 30, 2024	350,768	$ 7.34
Granted	126,834	$ 12.91
Vested	(171,732)	$ 7.47
Forfeited	(15,877)	$ 9.00
Unvested at June 30, 2024	289,993	$ 9.61

56

As of June 30, 2024, there was $1.4 million of unrecognized compensation cost, net of forfeitures, related to RSUs, which is expected to be recognized over a weighted-average remaining period of 1.5 years. The total fair value of RSUs that became fully vested during fiscal 2024 was $2.7 million.

Performance Stock Units

A total of 265,687 PSUs with a weighted average fair value of $11.61 per share were awarded to employees during fiscal 2024. The Company determined the fair value of the awards based on the closing price of the Company stock on the date the PSUs were awarded. PSUs vest if the Company meets certain financial metrics over a three-year period. The PSUs are non-voting but accrue cash dividends at the same per share rate as those cash dividends declared and paid on LSI's common stock.

The Company recorded $2.2 million and $2.0 million of expense related to PSUs during fiscal years 2024, and 2023, respectively.

A summary of outstanding and unvested PSU activity as of June 30, 2024, and changes during the period from July 1, 2023, through June 30, 2024, are as follows:

	Shares		Weighted-Average Grant Date Fair Value
Unvested at June 30, 2023	586,451	$	7.55
Granted	265,687	$	11.61
Vested	(181,300)	$	6.80
Forfeited	(17,801)	$	10.22
Unvested at June 30, 2024	653,037	$	9.34

As of June 30, 2024, there was $1.5 million of unrecognized compensation cost, net of forfeitures, related to PSUs, which is expected to be recognized over a weighted-average remaining period of 2.0 years.

Director and Employee Stock Compensation Awards

The Company awarded a total of 31,608 and 43,722 common shares as stock compensation awards in fiscal years 2024, and 2023, respectively. These common shares were valued at their approximate $0.4 million fair market values based on their stock price at dates of issuance multiplied by the number of common shares awarded, pursuant to the compensation programs for non-employee directors who receive a portion of their compensation as an award of Company stock and for employees who received a nominal recognition award in the form of Company stock. Stock compensation awards are made in the form of newly issued common shares of the Company.

Deferred Compensation Plan

The Company has a non-qualified deferred compensation plan providing for both Company matching contributions and participant funded deferrals of compensation. This plan is fully funded in a Rabbi Trust. All plan investments are in common shares of the Company. As of June 30, 2024, there were 30 participants, all with fully vested account balances. A total of 1,036,714 common shares with a cost of $8.9 million, and 922,426 common shares with a cost of $7.2 million, both of which included the Company contributions and the participant deferrals, were held in the plan as of June 30, 2024, and 2023, respectively, and, accordingly, have been recorded as treasury shares.

The change in the number of shares held by this plan is the net result of newly issued shares as compensation deferred into the plan offset by distributions to terminated employees. The Company issued 131,226 and 207,090 new common shares for purposes of the non-qualified deferred compensation plan during fiscal 2024, and during fiscal 2023, respectively.

NOTE 11 — LEASES

The Company leases certain manufacturing facilities along with a small office space, several forklifts, several small tooling items, and various items of office equipment. All but two of the Company's leases are operating leases. Leases have a remaining term of one to seven years some of which have an option to renew. The Company does not assume renewals in determining the lease term unless the renewals are deemed reasonably certain. The lease agreements do not contain any material residual guarantees or material variable lease payments. The number of operating leases increased in fiscal 2024 as a result of the acquisition of EMI mostly which are building leases.

The Company has periodically entered into short-term operating leases with an initial term of twelve months or less. The Company elected not to record these leases on the balance sheet. The rent expense for these leases was immaterial for fiscal years 2024 and 2023.

The Company has certain leases that contain lease and non-lease components and has elected to utilize the practical expedient to account for these components together as a single lease component.

Lease expense is recognized on a straight-line basis over the lease term. The Company used its incremental borrowing rate when determining the present value of lease payments.

(In thousands)	**2024**	2023
Operating lease cost	**$ 6,248**	$ 3,551
Financing lease cost:		
Amortization of right of use assets	**291**	295
Interest on lease liabilities	**53**	67
Variable lease cost	**87**	87
Sublease income	**(464)**	(348)
Total lease cost	**$ 6,215**	$ 3,652

Supplemental Cash Flow Information

(in thousands)	**2024**	2023
Cash flows from operating leases		
Fixed payments - operating lease cash flows	**$ 5,996**	$ 3,704
Liability reduction - operating cash flows	**$ 4,984**	$ 3,319
Cash flows from finance leases		
Interest - operating cash flows	**$ 53**	$ 67
Repayments of principal portion - financing cash flows	**$ 324**	$ 281

Operating Leases:		
Total operating right-of-use assets	**$ 15,912**	$ 8,921
Accrued Expenses	**5,560**	3,566
Long-term operating lease liability	**11,267**	5,954
Total operating lease liabilities	**$ 16,827**	$ 9,520
Weighted Average remaining Lease Term (in years)	**3.49**	3.31
Weighted Average Discount Rate	**5.90%**	5.44%

Financing Leases		
Buildings under finance leases	**$ 2,033**	$ 2,033
Equipment under finance leases	**41**	34
Accumulated depreciation	**(1,232)**	(929)
Total finance lease assets, net	**$ 842**	$ 1,138
Accrued expenses (Current liabilities)	**$ 324**	$ 284
Long-term finance lease liability	**636**	960
Total finance lease liabilities	**$ 960**	$ 1,244
Weighted Average remaining Lease Term (in years)	**2.83**	3.83
Weighted Average Discount Rate	**4.86%**	4.86%

Maturities of Lease Liability:

	Operating Lease Liabilities	Finance Lease Liabilities	Operating Subleases	Net Lease Commitments
2025	$ 6,330	$ 362	$ (31)	$ 6,661
2026	4,927	362	-	5,289
2027	3,991	302	-	4,293
2028	2,348	-	-	2,348
2029	499	-	-	499
Thereafter	686	-	-	686
Total lease payments	$ 18,781	$ 1,026	$ (31)	$ 19,776
Less: Interest	(1,954)	(66)		(2,020)
Present Value of Lease Liabilities	$ 16,827	$ 960		$ 17,756

NOTE 12 — INCOME TAXES

The following information is provided for the years ended June 30:

(In thousands)	2024	2023
Components of income (loss) before income taxes:		
United States	$ 32,295	$ 31,701
Foreign	804	1,625
Income before income taxes	$ 33,099	$ 33,326
Provision for income taxes		
U.S. Federal	$ 6,909	$ 6,327
Foreign	(30)	325
State and local	2,851	1,330
Total current	$ 9,730	$ 7,982
Deferred	(1,608)	(418)
Total provision for income taxes	$ 8,122	$ 7,564

(In thousands)	2024	2023
Reconciliation to federal statutory rate:		
Federal statutory rate	21.0	21.0
State and local taxes, net of federal benefit	4.2	2.9
Foreign operations	(0.5)	0.6
Federal tax credits	(1.1)	(1.0)
Officer's Compensation	1.9	1.0
Uncertain tax position activity	0.5	-
Stock-based compensation	(2.3)	(1.2)
Tax rate changes	-	(0.2)
Other	0.8	(0.4)
Effective tax rate	24.5	22.7

The components of deferred income tax assets and (liabilities) at June 30, 2024, and 2023 are as follows:

Components of deferred income tax assets and liabilities

(In thousands)	2024	2023
Uncertain tax positions	$ 241	$ 185
Reserves against current assets	1,408	1,255
Accrued expenses	3,029	3,381
Deferred compensation	2,008	1,459
Stock-based compensation	1,859	1,680
Capitalized R&D	1,985	-
State net operating loss carryover and credits	120	140
Lease Liability	4,187	2,397
Canadian NOL	313	319
U.S. Federal net operating loss carryover and credits	52	258
Deferred income tax asset before valuation allowance	15,202	11,074
Valuation allowance	(108)	(108)
Deferred income tax asset	15,094	10,966
Goodwill, acquisition costs and intangible assets	(3,977)	(3,749)
Depreciation	(2,048)	(1,634)
Right of Use Asset	(4,149)	(2,269)
Deferred income tax liability	(10,174)	(7,652)
Net deferred income tax asset	$ 4,920	$ 3,314

The Company has U.S. federal net operating loss carry forward deferred tax asset of $0.2 million at June 30, 2023, with no remaining operating loss carryforward as of June 30, 2024. The Company has deferred tax assets for research and development credits of $0.1 million for both fiscal years ended June 30, 2024, and June 30, 2023. Utilization of the federal net operating losses and research and development credits are limited by Internal Revenue Code Section 382 but are expected to be realized before expiration.

The Company has Canadian net operating loss carry forward deferred tax assets of $0.3 million for both fiscal years ending June 30, 2024, and June 30, 2023. The $0.3 million deferred tax asset was from the acquisition of JSI and has a 20 year carryforward period.

The Company has state net operating loss carryovers and tax credit deferred tax assets of $0.1 million for both fiscal years ending June 30, 2024, and June 30, 2023. A portion of the sate net operating loss carry forward was from the acquisition of JSI in May 2021. A valuation allowance of $0.1 million exists at June 30, 2004, against Oregon tax credits not expected to be used. The Oregon credits are otherwise expected to expire over a 4-year period beginning June 30, 2027.

At June 30, 2024, tax, interest, and penalties, net of potential federal tax benefits, were $0.6 million, $0.3 million, and $0.2 million, respectively, of the total reserve for uncertain tax positions of $1.1 million. The entire uncertain tax position of $0.6 million, net of federal tax benefit, would impact the effective tax rate if recognized.

At June 30, 2023, tax, interest, and penalties, net of potential federal tax benefits, were $0.6 million, $0.3 million, and $0.1 million, respectively, of the total reserve for uncertain tax positions of $1.0 million. The entire uncertain tax position of $0.6 million net of federal tax benefit, would impact the effective tax rate if recognized. The liability for uncertain tax position is included in Other Long-Term Liabilities.

The Company is recording estimated interest and penalties related to potential underpayment of income taxes as a component of tax expense in the Consolidated Statements of Operations. The Company recognized a $0.1 million net tax expense/(benefit) in both fiscal 2024 and fiscal 2023, related to the change in reserves for uncertain tax positions. The Company recognized interest net of federal benefit and penalties of $17,000 and $37,000, respectively, in fiscal 2024, and $500 and $(3,000), respectively, in fiscal 2023. The reserve for uncertain tax positions is not expected to change significantly in the next twelve months.

The tax activity in the liability for uncertain tax positions was as follows:

Uncertain tax positions

(In thousands)	2024	2023
Balance at the beginning of the fiscal year	$ 656	$ 647
Decreases - tax positions in prior period	(63)	(134)
Increase - tax positions in current period	232	143
Balance at end of the fiscal year	$ 825	$ 656

The Company files a consolidated federal income tax return in the United States, and files various combined and separate tax returns in several state and local jurisdictions, and also in Canada, Mexico, Jamaica, and Puerto Rico. In general, the Company is no longer subject to U.S. Federal, state, and local tax examinations by tax authorities for fiscal years ending prior to June 30, 2021.

NOTE 13 — SUPPLEMENTAL CASH FLOW INFORMATION

(in thousands)

Cash Payments:	2024	2023
Interest	$ 1,906	$ 3,104
Income taxes	$ 9,571	$ 9,559
Non-cash investing and financing activities		
Issuance of common shares as compensation	$ 450	$ 368
Issuance of common shares to fund deferred compensation plan	$ 1,877	$ 2,017
Issuance of common shares to fund ESPP plan	$ 194	$ 142

NOTE 14 — COMMITMENTS AND CONTINGENCIES

The Company is party to various negotiations, customer bankruptcies, and legal proceedings arising in the normal course of business. The Company provides reserves for these matters when a loss is probable and reasonably estimable. The Company does not disclose a range of potential loss because the likelihood of such a loss is remote. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, cash flows or liquidity.

The Company may occasionally issue a standby letter of credit in favor of third parties. As of June 30, 2024, there were no such standby letters of credit issued.

NOTE 15 — SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

(In thousands except per share data)	Quarter Ended Sep. 30	Quarter Ended Dec. 31	Quarter Ended Mar. 31	Quarter Ended Jun. 30	Fiscal Year
2024					
Net Sales	$ 123,441	$ 109,005	$ 108,186	$ 129,007	$ 469,638
Gross Profit	36,589	31,536	31,210	33,833	133,168
Net Income	8,028	5,906	5,375	5,668	24,977
Earnings per share					
Basic	$ 0.28	$ 0.20	$ 0.18	$ 0.19	$ 0.86
Diluted	$ 0.27	$ 0.20	$ 0.18	$ 0.19	$ 0.83
Range of share prices					
High	$ 16.05	$ 16.75	$ 15.47	$ 16.07	$ 16.75
Low	$ 11.90	$ 12.19	$ 13.40	$ 13.97	$ 11.90
2023					
Net Sales	$ 127,069	$ 128,804	$ 117,470	$ 123,636	$ 496,979
Gross Profit	34,738	34,140	32,204	35,863	136,945
Net Income	6,262	6,417	4,669	8,414	25,762
Earnings per share					
Basic	$ 0.23	$ 0.23	$ 0.16	$ 0.30	$ 0.92
Diluted	$ 0.22	$ 0.22	$ 0.16	$ 0.28	$ 0.88
Range of share prices					
High	$ 8.81	$ 12.39	$ 15.88	$ 14.12	$ 15.88
Low	$ 5.70	$ 7.10	$ 12.17	$ 11.59	$ 5.70

(a) The total of the earnings per share for each of the four quarters does not equal the total earnings per share for the full year because the calculations are based on the average shares outstanding during each of the individual periods. There is no difference between basic and diluted shares due to losses.

LSI INDUSTRIES INC. AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED JUNE 30, 2024, and 2023
(In thousands)

Description		Balance Beginning of Period		Additions Charged to Costs and Expenses		Additions from Company Acquired		Deductions (a)		Balance End of Period
Allowance for Credit Losses:										
Year Ended June 30, 2024....................................	$	435	$	(8)	$	477	$	(56)	$	848
Year Ended June 30, 2023....................................	$	499	$	(19)	$	-	$	(45)	$	435
Inventory Obsolescence Reserve:										
Year Ended June 30, 2024....................................	$	6,288	$	1,058	$	1,428	$	(1,936)	$	6,838
Year Ended June 30, 2023....................................	$	5,447	$	2,496	$	-	$	(1,655)	$	6,288
Deferred Tax Asset Valuation Reserve:										
Year Ended June 30, 2024....................................	$	108	$	-	$	-	$	-	$	108
Year Ended June 30, 2023....................................	$	108	$	-	$	-	$	-	$	108

(a) For Allowance for credit losses, deductions are uncollectible accounts charged off, less recoveries.

[This page intentionally left blank]

[This page intentionally left blank]









Honey Lemon Pepper Combo
Combo Meals
Family Meals
Wings
Sides
Drinks
Sweets & Treats
Tenders Family Bundle
Next time, lunch is on us!
LOUISIANA KITCHEN
19
72

ONLINE ORDER PICK-UP
HAPPY Birthday!
Thank You
CONGRATS!
HAPPY Birthday!



Fiscal 2024 Corporate Information

Corporate Office

10000 Alliance Road
Blue Ash, OH 45242
(513) 793-3200

Transfer Agent

Computershare
P.O. BOX 30170
College Station, TX 77842-3170
(866) 770-0656
web.queries@computershare.com
www.computershare.com/Investor

Drip / Stock Purchase

The LSI Industries Automatic Dividend Reinvestment and Stock Purchase Plan offers registered shareholders and employees an opportunity to purchase additional shares through automatic dividend reinvestment and/or optional cash investments.

For additional information contact:

Computershare
250 Royall Street
Canton, MA 02021
(866) 770-0656
web.queries@computershare.com
www.computershare.com

LSI Contacts

Investors and Analysts
Noel R. Ryan, IRC
Senior Partner, Vallum Advisors
(720) 778-2415

Media
Mike Burcham
Marketing Communications Manager
(513) 814-3087

Board of Directors

Wilfred T. O'Gara[2,3]
Chairman of the Board of LSI Industries Inc.

James A. Clark[3]
Chief Executive Officer of LSI Industries

Amy L. Hanson[1,2]
Chair, Audit Committee

Chantel E. Lenard[1,4]

Robert P. Beech[1,2]
Chair, Nominating and Corporate
Governance Committee

Ronald D. Brown[3,4]
Chair, Compensation Committee

Ernest W. Marshall, Jr.[4]

Executive Officers

James A. Clark
Chief Executive Officer

James E. Galeese
Executive Vice President and
Chief Financial Officer

Thomas A. Caneris
Executive Vice President of Human Resources
and General Counsel

1 Member of the Audit Committee
2 Member of the Nominating and Corporate Governance Committee
3 Member of the Executive Committee
4 Member of the Compensation Committee



LSI INDUSTRIES

2024 ANNUAL REPORT

LSIcorp.com | (800) 436-7800

LSI Industries Inc. 10000 Alliance Rd. Cincinnati, OH 45242